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Exhibit (a)(1)(A)

        OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock

of

TRIUS THERAPEUTICS, INC.

at

$13.50 per share, plus one non-transferable contingent value right for each share, which represents the contractual right to receive up to $2.00 per share upon the achievement of certain sales milestones by

BRGO Corporation

a wholly owned subsidiary of

CUBIST PHARMACEUTICALS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M. EASTERN TIME ON SEPTEMBER 11, 2013, UNLESS THE OFFER IS EXTENDED.

        BRGO Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation ("Cubist"), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.0001 per share (the "Shares"), of Trius Therapeutics, Inc., a Delaware corporation ("Trius"), upon the terms and subject to the conditions set forth in this Offer to Purchase (this "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the "Offer").

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 30, 2013 (as it may be amended from time to time, the "Merger Agreement"), by and among Cubist, Purchaser and Trius. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Trius (the "Merger"), with Trius continuing as the surviving corporation (the "Surviving Corporation") in the Merger and a wholly owned subsidiary of Cubist. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Trius or by Cubist or a wholly owned subsidiary of Cubist, including as a result of an exercise by Purchaser of the Top-Up Option (as defined below) which Shares shall be canceled and shall cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive (a) $13.50 per Share in cash (the "Closing Amount") without interest and less applicable withholding taxes plus (b) one contingent value right ("CVR") per Share, which represents the contractual right to receive a cash payment of $1.00 if net sales of certain products in 2016 are greater than $125 million plus an additional $0.10 for each $1 million of net sales of such products in 2016 that are in excess of $125 million, up to a maximum payment of $2.00 (the Closing Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the "Offer Price"). As a result of the Merger, Trius will cease to be a publicly traded company and will become a wholly owned subsidiary of Cubist. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

        On July 30, 2013, the board of directors of Trius unanimously (i) determined that the Merger Agreement and the Transactions (as defined in the Merger Agreement), including the Offer and the Merger, are advisable to, and in the best interest of, Trius and its stockholders, (ii) approved the execution, delivery and performance by Trius of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) authorized and approved the Top-Up Option (as defined in the Merger Agreement) and the issuance of the Top-Up Shares (as defined in the Merger Agreement) and (iv) resolved to recommend that the stockholders of Trius tender their Shares to Purchaser pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

        The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) that number of Shares that, when considered together with all other Shares (if any) beneficially owned by Cubist and its affiliates, represent at least a majority of the total number of Shares outstanding (on a fully diluted basis), and the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") having expired or been terminated. The Offer is also conditioned upon the satisfaction of other conditions set forth in Section 14 "Conditions of the Offer" of this Offer to Purchase.

        Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the Information Agent for the Offer at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Stockholders of Trius may obtain additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender materials from the Information Agent and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents.

August 13, 2013

 IMPORTANT

        Any stockholder desiring to tender all or any portion of such stockholder's Shares must:

1.
For Shares that are registered in such stockholder's name and held as physical certificates:

•
complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•
have such stockholder's signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•
mail or deliver the Letter of Transmittal, together with the certificates for such Shares and any other documents required by the Letter of Transmittal to Computershare Trust Company, N.A. (the "Depositary") at one of its addresses set forth on the back cover of this Offer to Purchase.

2.
For Shares that are registered in such stockholder's name and held in book-entry form:

•
complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent's Message (as defined in Section 2 "Procedures for Tendering Shares" of this Offer to Purchase);

•
if using the Letter of Transmittal, have such stockholder's signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal;

•
deliver an Agent's Message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal, to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•
transfer the Shares through book-entry transfer into the Depositary's account.

3.
For Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee, contact such broker, dealer, bank, trust company or other nominee and request that such broker, dealer, bank, trust company or other nominee tender the Shares to us before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares (if not held in book-entry form) and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 9:00 a.m. Eastern time on September 11, 2013, unless extended), unless the procedures for guaranteed delivery described in Section 2 "Procedures for Tendering Shares" of this Offer to Purchase are followed.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the Securities and Exchange Commission ("SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
(800) 322-2885 (Call Toll-Free)
Email: tenderoffer@mackenziepartners.com

 TABLE OF CONTENTS

		Page
SUMMARY TERM SHEET		s-i
INTRODUCTION		1
THE TENDER OFFER		4
1.	Terms of the Offer	4
2.	Procedures for Tendering Shares	6
3.	Withdrawal Rights	9
4.	Acceptance for Payment and Payment	10
5.	Material United States Federal Income Tax Consequences	11
6.	Price Range of the Shares; Dividends on the Shares	15
7.	Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations	15
8.	Information Concerning Trius	16
9.	Information Concerning Cubist and Purchaser	17
10.	Source and Amount of Funds	18
11.	Background of the Offer; Contacts and Transactions with Trius	19
12.	Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions	23
13.	Dividends and Distributions	44
14.	Conditions of the Offer	44
15.	Legal Matters	46
16.	Fees and Expenses	50
17.	Miscellaneous	50
ANNEX I		A1-1
ANNEX II		A2-1

 SUMMARY TERM SHEET

        The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This summary term sheet includes cross-references to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Trius contained herein and elsewhere in the Offer to Purchase has been provided to Cubist and Purchaser by Trius or has been taken from or is based upon publicly available documents or records of Trius on file with the Securities and Exchange Commission (the "SEC") or other public sources at the time of the Offer. Cubist and Purchaser have not independently verified the accuracy and completeness of such information. Cubist and Purchaser have no knowledge that would indicate that any statements contained herein relating to Trius provided to Cubist and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought:	All outstanding shares of common stock, par value $0.0001 per share (the "Shares"), of Trius Therapeutics, Inc. ("Trius").
Price Offered Per Share:	$13.50 per Share in cash, plus one non-transferable contingent value right ("CVR") per Share, which represents the right to receive a cash payment of $1.00 if net sales of certain products in 2016 are greater than $125 million plus an additional $0.10 for each $1 million of net sales of such products in 2016 that are in excess of $125 million, up to a maximum payment of $2.00 without interest, less applicable withholding taxes.
Scheduled Expiration Date:	9:00 a.m. Eastern time on September 11, 2013, unless the offer is extended or terminated (the "Expiration Date"). See Section 1—"Terms of the Offer."
Purchaser:	BRGO Corporation, a wholly owned subsidiary of Cubist Pharmaceuticals, Inc.
Trius Board Recommendation:	The board of directors of Trius recommends that you tender your Shares into the Offer.

Who is offering to buy my Trius Shares?

        We are BRGO Corporation ("Purchaser"). We are a direct, wholly owned subsidiary of Cubist Pharmaceuticals, Inc. ("Cubist"). We are a Delaware corporation formed for the sole purpose of acquiring all of the outstanding Shares of Trius.

        Unless the context otherwise requires, in this Offer to Purchase we use the terms "we," "our" and "us" to refer to Purchaser, and, where appropriate, Cubist.

        See the "Introduction" and Section 9 "Information Concerning Cubist and Purchaser" of this Offer to Purchase.

What are the classes and amounts of Trius securities that you are offering to purchase in the Offer?

        We are offering to purchase all issued and outstanding Shares.

        See Section 1 "Terms of the Offer" of this Offer to Purchase.

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How much are you offering to pay?

        We are offering to pay $13.50, in cash (the "Closing Amount"), for each outstanding Share, plus one CVR per Share, (the Closing Amount plus the one CVR, collectively, or any such higher consideration per Share that may be paid pursuant to the Offer, the "Offer Price"), less any applicable withholding taxes and without interest.

        See Section 4 "Acceptance for Payment and Payment" of this Offer to Purchase.

Will I have to pay any fees, commissions or transfer taxes?

        You are responsible for paying any fees or expenses you incur in tendering your Shares in the Offer. If you are the record owner of your Shares and you tender your Shares to the depositary for the Offer, Computershare Trust Company, N.A. (the "Depositary"), you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. You also may be required to pay transfer taxes if any apply.

        See the "Introduction" of this Offer to Purchase.

What is a CVR and how does it work?

        A CVR represents the non-transferable contractual right to receive up to $2.00, in cash, less any applicable withholding taxes and without interest, if certain sales milestones relating to any pharmaceutical product intended for intravenous, intramuscular, subcutaneous, oral or sublingual administration, including, in each case, all formulations and line extensions thereof, that contains tedizolid; Trius' proprietary second-generation oxazolidinone, tedizolid phosphate; or any other oxazolidinone derivative, the composition of matter, manufacture, use, importation, sale or offer for sale of which is within the scope of the patent(s) and/or patent application(s) held by or licensed to Trius relating to tedizolid or tedizolid phosphate (the "Product") are achieved within an agreed upon time period. The milestones and payments can be summarized as follows:

  •
  $1.00 per CVR payable upon achievement of net sales of the Product worldwide, other than in China, Japan and substantially all other countries in Asia (excluding North and South Korea), Africa, Latin America and the Middle East, exceeding $125 million (the "Sales Milestone") in 2016; and

  •
  An additional $0.10 per CVR for each $1 million by which net sales of the Product worldwide, other than in China, Japan and substantially all other countries in Asia (excluding North and South Korea), Africa, Latin America and the Middle East, exceed $125 million during 2016; provided that together with the Sales Milestone, the aggregate CVR payment will not exceed $2.00 per CVR.

        See Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase.

Is it possible that no payments will become payable to the holders of Contingent Value Rights?

        If the Sales Milestone is not achieved, no payment will become payable to the holders of CVRs. It is possible that the Sales Milestone will not be achieved, in which case you will receive only the Closing Amount for any Shares you tender in the Offer and no payments with respect to your CVRs. It is not possible to predict whether a payment will become payable with respect to the CVRs.

s-ii

        See Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase.

May I transfer my Contingent Value Rights?

        The CVRs will not be transferable except:

  •
  upon death of a holder by will or intestacy;

  •
  pursuant to a court order;

  •
  by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; and

  •
  in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable, through an intermediary, by the Book-Entry Transfer Facility (as defined below).

        See Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase.

Are there other material terms of the contingent cash payments?

        In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Cubist, Trius or us. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

        See Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase.

Do you have the financial resources to make payment in the Offer?

        Cubist, or one of its affiliates, will provide us with sufficient funds to purchase all of the outstanding Shares that are validly tendered and to pay our related fees and expenses.

        See Section 10 "Source and Amount of Funds" of this Offer to Purchase.

Is your financial condition relevant to my decision to tender in the Offer?

        We do not believe our financial condition is relevant to your decision to tender your Shares in the Offer because:

  •
  we have sufficient funds available through our parent company, Cubist, to purchase all Shares validly tendered in the Offer;

  •
  the Offer is not subject to any financing condition;

  •
  the Offer is for all of the outstanding Shares of Trius; and

  •
  as of June 30, 2013, Cubist, which has agreed to make any payments that may become payable with respect to the CVRs, had cash, cash equivalents and short-term investments that exceed the total maximum amount that may be payable with respect to the CVRs, and anticipates that it

s-iii

    will continue to have cash, cash equivalents and short-term investments that exceed the total maximum amount that may be payable with respect to the CVRs.

        While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares, you should consider the following in connection with your decision to tender your Shares:

  •
  Cubist's future financial condition could deteriorate such that Cubist would not have the necessary cash or cash equivalents to make the payments that become payable with respect to the CVRs;

  •
  holders of CVRs will have no greater rights against Cubist than those accorded to general unsecured creditors under applicable law;

  •
  the CVRs will be effectively subordinated in right of payment to all of Cubist's secured obligations to the extent of the collateral securing such obligations;

  •
  the CVRs will be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Cubist's subsidiaries; and

  •
  the filing of a bankruptcy petition by, or on behalf of, Cubist may prevent Cubist from making some or all payments that become payable with respect to the CVRs.

        We expect that Cubist's potential acquisition of Optimer Pharmaceuticals, Inc. ("Optimer") will be consummated after our acquisition of Trius, and that Cubist will separately finance the cash demands of the Optimer acquisition.

        See Section 10 "Source and Amount of Funds" of this Offer to Purchase.

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

        If the Offer is completed and the other conditions to the merger of Purchaser into with and into Trius (the "Merger"), set forth in the Agreement and Plan of Merger, dated July 30, 2013, between Cubist, Purchaser and Trius (the "Merger Agreement") are satisfied or waived and, if required by law, the approval of Trius' stockholders is obtained, we will merge with and into Trius. If the Merger takes place, Cubist will own all of the Shares of Trius and, subject to appraisal rights under applicable law, all Trius stockholders who did not tender their Shares will receive $13.50 per Share in cash, without interest, less applicable withholding taxes, plus one CVR per Share, or any such higher consideration that may be paid pursuant to the Offer (the "Merger Consideration") upon consummation of the Merger. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer would have appraisal rights in connection with the Merger under Delaware law if these rights are perfected. See the "Introduction" of this Offer to Purchase. See also Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase for a description of the conditions of the Merger and a summary of appraisal rights under Delaware law.

        For additional information regarding appraisal rights, you should review Annex II to this Offer to Purchase which contains Section 262 "Appraisal Rights" of the Delaware General Corporation Law.

What is the Top-Up Option and when could it be exercised?

        Trius has granted us an irrevocable option (the "Top-Up Option") to purchase at a price per share equal to the greater of (i) the last reported sale price of a Share on the Nasdaq Global Market on the last trading day prior to the date on which the Top-Up Option is exercised or (ii) the Closing Amount, that number of newly issued Shares (the "Top-Up Shares") so that, when added to the number of Shares owned by us prior to the exercise of the Top-Up Option, we will own at least 90% of the

s-iv

outstanding Shares of each class of capital stock of Trius entitled to vote on the Merger immediately after the issuance of the Top-Up Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered). The Top-Up Option may be exercised once if, following the time we accept the Shares for payment in the Offer, immediately following the exercise of the Top-Up Option, the number of Shares owned in the aggregate by us will constitute at least one share more than 90% of the number of the outstanding shares of each class of capital stock of the Company entitled to vote on the Merger immediately after the issuance of the Top-Up Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered) and we shall have satisfied the requirement that the number of Shares validly tendered and not validly withdrawn represents at least a majority of the total number of Shares outstanding at the time of the expiration of the Offer (calculated on a fully-diluted basis and considered together with all other Shares beneficially owned by Cubist and its affiliates) (the "Minimum Condition"). Purchaser may assign the Top-Up Option and its rights and obligations, in its sole discretion, to Cubist.

        See Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

        If we purchase Shares in the Offer, and certain other conditions are satisfied, we are obligated under the Merger Agreement to cause the proposed Merger to occur. If the Merger takes place, you will receive the Merger Consideration in exchange for your Shares, which is the same amount of consideration per Share that you would have received had you tendered your Shares in the Offer, subject to your right to pursue appraisal under Delaware law. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Trius. Furthermore, if pursuant to the Offer or otherwise we own at least 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of Trius. If the Offer is consummated, but the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares. Also, the Shares may no longer be eligible to be traded on The Nasdaq Global Market or any other securities exchange, and Trius may cease making filings with the SEC or otherwise cease being required to comply with the SEC's rules relating to publicly held companies. Following acceptance of Shares for payment but prior to the Merger, or if the Merger does not occur as described above, Purchaser and its affiliates (including Cubist) reserve the right at any time, subject to applicable law, to purchase Shares through the exercise of the Top-Up Option, in the open market, through privately negotiated sales or otherwise at any price we may determine, whether higher or lower than that paid in the Offer. Following the Offer, it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers.

        See Section 7 "Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations" and Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase.

s-v

How long do I have to tender in the Offer?

        You will have until 9:00 a.m. Eastern time on September 11, 2013, to tender your Shares in the Offer, unless we extend the expiration of the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in Section 1 "Terms of the Offer" and Section 2 "Procedures for Tendering Shares" of this Offer to Purchase.

Can the Offer be extended?

        If the conditions of the Offer have not been satisfied or waived and the Merger Agreement has not been terminated, we may extend the Offer on one or more occasions until all conditions of the Offer have been satisfied or waived. If the conditions to the Offer have not been satisfied or waived and the Merger Agreement has not been terminated, Trius may require us to extend the Offer until all conditions to the Offer have been satisfied or waived; provided, however, that Trius can only request one extension of up to 10 business days in the event the Minimum Condition (as defined below) has not been satisfied. In addition, we will extend the Offer either (a) for any period required by any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, or federal, state, local, municipal, foreign or other government; or governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court, arbitrator or other tribunal (a "Governmental Body"), including the SEC (or under the authority of the Nasdaq Global Market) or (b) for up to 10 business days per extension until any waiting period under the HSR Act shall have expired or been terminated. In no event shall we extend the Offer more than one business day beyond (i) April 30, 2014 or (ii) 60 days after Cubist certifies substantial compliance with a second request for additional information from the U.S. Federal Trade Commission ("FTC") unless prior to the date set forth in (i) above, Cubist initiates litigation against the FTC seeking legal clearance to consummate this extended deadline without the prior written consent of Trius. Additionally, we may, in our discretion (and without the consent of Trius) also extend the Offer, for an additional period of at least three business days (and one or more extensions thereof) beginning after we have purchased Shares tendered during the Offer as a "subsequent offering period" in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provided that there shall not have been validly tendered and not withdrawn pursuant to the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of Trius' stockholders.

        See Section 1 "Terms of the Offer" of this Offer to Purchase.

How will I be notified if the Offer is extended?

        If we extend the Offer or provide a subsequent offering period, we will inform the Depositary of that fact, and we will make a public announcement of the extension or subsequent offering period no later than 9:00 a.m. Eastern time on the next business day following the Expiration Date of the Offer (including any extension of the Offer).

        See Section 1 "Terms of the Offer" of this Offer to Purchase.

What are the most significant conditions to the Offer?

        We are not obligated to purchase any Shares if:

  •
  the Merger Agreement is terminated;

s-vi

  •
  the Minimum Condition is not satisfied;

  •
  the representations of Trius set forth in the Merger Agreement are not accurate to the extent described in Annex I of the Merger Agreement, as of the date of the Merger Agreement and prior to Purchaser accepting, for the first time, for payment and paying for such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition (the "Offer Acceptance Time");

  •
  Trius does not comply with or perform in all material respects all of its covenants and agreements required under the Merger Agreement at or prior to the Offer Acceptance Time;

  •
  any applicable waiting periods under the HSR Act have not expired or otherwise been terminated;

  •
  a court issues and there remains in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor shall any action have been taken, or any Legal Requirement (as defined below) or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger (and Cubist and Purchaser have taken all required actions to have such order lifted);

  •
  any legal proceeding by a Governmental Body is pending (1) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (2) seeking to restrain or prohibit Cubist's or its affiliates ownership or operation of the business of Trius, or of Cubist or affiliates, or to compel Cubist or any of its affiliates to dispose of or hold separate all or any portion of the business or assets of Trius or of Cubist or its affiliates or (3) seeking to impose or confirm material limitations on the ability of Cubist or any of its affiliates effectively to exercise full rights of ownership of the Shares;

        The Offer is also subject to a number of other conditions.

        See Section 14 "Conditions of the Offer" of this Offer to Purchase.

How do I tender my Shares?

        If your Shares are registered in your name and are held as physical certificates, before the expiration of the Offer, you must:

  •
  complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

  •
  have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal; and

  •
  mail or deliver the Letter of Transmittal, together with the certificates for your Shares and any other documents required by the Letter of Transmittal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

        If your Shares are registered in your name and are held in book-entry form, before the expiration of the Offer, you must:

  •
  complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent's Message (as defined in Section 2 "Procedures for Tendering Shares" of this Offer to Purchase);

  •
  if using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal;

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  •
  deliver an Agent's Message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal, to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

  •
  transfer your Shares through book-entry transfer into the account of the Depositary.

        If your Shares are held in street name (i.e., through a broker, dealer, bank, trust company or nominee), before the expiration of the Offer, you must contact your broker, dealer, bank, trust company or other nominee and request that your Shares be tendered in the Offer.

        For additional information on the procedures for tendering your Shares, see Section 2 "Procedures for Tendering Shares" of this Offer to Purchase.

Until what time can I withdraw previously tendered Shares?

        You can withdraw Shares at any time until the Offer has expired. Also, if we have not accepted and paid for your Shares by October 12, 2013, you can withdraw Shares at any time thereafter until we do accept your Shares for payment. You will not have the right to withdraw Shares tendered during any subsequent offering period, if we elect to provide one.

        See Section 1 "Terms of the Offer" and Section 3 "Withdrawal Rights" of this Offer to Purchase.

How do I withdraw previously tendered Shares?

        You or your nominee must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares.

        See Section 1 "Terms of the Offer" and Section 3 "Withdrawal Rights" of this Offer to Purchase.

Can holders of stock options and warrants participate in the tender offer?

        The Offer is only for Shares and not for any options or warrants. If you hold vested and unexercised stock options or warrants and you wish to participate in the Offer, you must exercise your stock options or warrants (to the extent they are exercisable) in accordance with the terms of the applicable Trius equity incentive plan or warrant and tender the Shares received upon the exercise in accordance with the terms of the Offer.

        See Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase.

When and how will I be paid for my tendered Shares?

        Unless the Offer is extended in accordance with the Merger Agreement, and subject to all of the conditions to the Offer having been satisfied or waived, we will promptly, after we are legally permitted to do so under applicable law, accept for payment Shares tendered pursuant to the Offer. Promptly after the acceptance for payment of Shares tendered pursuant to the Offer, we will pay for these Shares. If there is a subsequent offering period, we would pay for all validly tendered Shares promptly after they are tendered.

        See Section 4 "Acceptance for Payment and Payment" of this Offer to Purchase.

What does the board of directors of Trius think of the Offer?

        On July 30, 2013, the board of directors of Trius unanimously (i) determined that the Merger Agreement and the Transactions (as defined in the Merger Agreement), including the Offer and the Merger, are advisable to, and in the best interest of, Trius and its stockholders, (ii) approved the

s-viii

execution, delivery and performance by Trius of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) authorized and approved the Top-Up Option and the issuance of the Top-Up Shares and (iv) resolved to recommend that the stockholders of Trius tender their Shares to Purchaser pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger (all such recommendations, the "Company Board Recommendation").

        See the "Introduction" to this Offer to Purchase.

Have any Trius stockholders agreed to tender their Shares?

        Yes. Each of the executive officers, directors and certain stockholders affiliated with the directors of Trius, has entered into a Tender and Voting Agreement with us and Cubist pursuant to which such stockholders will tender into the Offer all Shares beneficially owned by them. Each of such stockholders has agreed not to withdraw such Shares from the Offer unless the applicable Tender and Voting Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. Collectively, the executive officers and directors of Trius, and their stockholder affiliates, have agreed to tender into the Offer 10,640,566 Shares currently held by them, or 22% of the issued and outstanding Shares.

        See Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

        On July 30, 2013, the last trading day before we and Trius publicly announced the execution of the Merger Agreement, the last sale price of the Shares reported on The Nasdaq Global Market was $11.71 per share. On August 12, 2013, the last trading day before we commenced the Offer, the last sale price of the Shares was $13.70 per share. We advise you to obtain a recent quotation for Shares of Trius in deciding whether to tender your Shares.

        See Section 6 "Price Range of the Shares; Dividends on the Shares" of this Offer to Purchase.

What are the United States federal income tax consequences of tendering Shares?

        The receipt of cash and CVRs in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty.

        See Section 5 "Material United States Federal Income Tax Consequences."

To whom can I talk if I have questions about the tender offer?

        You may contact MacKenzie Partners, Inc., who is the Information Agent for the Offer, at the address and telephone numbers listed below if you have any questions about the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
 Email: tenderoffer@mackenziepartners.com

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To: All Holders of Common Stock of Trius Therapeutics, Inc.

INTRODUCTION

        BRGO Corporation, a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation ("Cubist"), hereby offers to purchase all of the outstanding shares of common stock, $0.0001 par value per share (the "Shares"), of Trius Therapeutics, Inc., a Delaware corporation ("Trius"), at a price of $13.50, in cash (the "Closing Amount"), for each outstanding Share, plus one non-transferrable contingent value right ("CVR"), which represents the contractual right to receive up to $2.00, in cash, if certain sales milestones are achieved within an agreed upon time period (the Closing Amount plus one CVR, or any such higher consideration per Share that may be paid pursuant to the Offer is referred to in this Offer to Purchase as the "Offer Price"), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). In this Offer to Purchase, unless the context requires otherwise, the terms "we," "our" and "us" refer to Purchaser.

        We are a Delaware corporation newly formed in connection with the Offer and the transactions contemplated by the Merger Agreement (as defined below). Cubist is a publicly held, biopharmaceutical company whose shares are traded on The Nasdaq Global Select Market under the symbol "CBST." For additional information about us and Cubist, see Section 9 "Information Concerning Cubist and Purchaser."

        Tendering stockholders whose Shares are registered in their own names and who tender directly to Computershare Trust Company, N.A., which is acting as the Depositary (the "Depositary"), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks, brokers or other nominees should check with such institutions as to whether they charge any service fees. We will pay all fees and expenses of the Depositary and MacKenzie Partners, Inc., which is acting as the Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16 "Fees and Expenses" of this Offer to Purchase.

        The Offer is being made pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of July 30, 2013, among Cubist, Purchaser and Trius, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Trius (the "Merger"), with the surviving entity, Trius (the "Surviving Corporation"), becoming a wholly owned subsidiary of Cubist. In the Merger, each outstanding Share (other than Shares owned by us and Cubist, by Trius as treasury stock or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the same consideration as stockholders who tendered their shares in the Offer (the "Merger Consideration"). Stockholders who exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the Merger Consideration.

        The Merger Agreement is more fully described in Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase.

        On July 30, 2013, the board of directors of Trius unanimously (i) determined that the Merger Agreement and the Transactions (as defined in the Merger Agreement), including the Offer and the Merger, are advisable to, and in the best interest of, Trius and its stockholders, (ii) approved the execution, delivery and performance by Trius of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) authorized and approved the Top-Up Option and the issuance of the Top-Up Shares (as defined below) and (iv) resolved to recommend that the stockholders of Trius tender their Shares to Purchaser pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger. The factors considered by the board of directors of Trius in arriving at its decision to approve the Merger Agreement, the Offer and the Merger and to recommend that stockholders of Trius accept the Offer and tender their Shares in the Offer are described in Trius' Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which will be filed with the Securities and Exchange Commission (the "SEC") and will be mailed to stockholders of Trius.

        The Offer is conditioned upon, among other things, (a) at the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn, together with any Shares then owned of record by us or Cubist or our respective subsidiaries or with respect to which we or Cubist have, directly or indirectly, voting power, equals at least a majority of the Shares then outstanding on a fully diluted basis (the "Minimum Condition"), and (b) immediately prior to the expiration of the Offer, any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended having expired or been terminated. The Offer is also subject to certain other conditions. We may waive any of these conditions, other than the Minimum Condition, in whole or in part at any time and from time to time and in our sole discretion, subject in each case to the terms of the Merger Agreement. See Section 14 "Conditions of the Offer."

        Consummation of the Merger is subject to the following conditions: (a) adoption by the stockholders of Trius of the Merger Agreement, if such adoption is required under the Delaware General Corporation Law (the "DGCL"), (b) no statute, rule, executive order, regulation shall have been enacted, issued, enforced or promulgated by any Governmental Body which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing or making illegal the consummation of the Merger, and (c) that the Shares validly tendered and not withdrawn pursuant to the Offer are accepted for payment and paid for pursuant to the Offer and the terms of the Merger Agreement. In the event we acquire 90% or more of the outstanding Shares pursuant to the Offer or otherwise, we will be able to merge with and into Trius pursuant to the "short-form" merger provisions of the DGCL, without prior notice to, or any action by, any other stockholder of Trius. In addition, in order to facilitate a short-form merger following the completion of the Offer, Trius has granted us an irrevocable option (the "Top-Up Option") to purchase at a price per share equal to the greater of (i) the last reported sale price of a Share on the Nasdaq Global Market on the last trading day prior to the date on which the Top-Up Option is exercised or (ii) the Closing Amount, that number of newly issued Shares (the "Top-Up Shares") so that, when added to the number of Shares owned by us prior to the exercise of the Top-Up Option, we will own at least 90% of the Shares outstanding entitled to vote on the Merger immediately after the issuance of the Top-Up Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered). We may exercise the Top-Up Option only once, at any time following the time at which we first accept any Shares for payment pursuant to the Offer and prior to the earlier to occur of the date and time of the filing of the certificate of merger with the Secretary of State of the State of Delaware (the "Effective Time") or the termination of the Merger Agreement. However, the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option and is subject to the conditions that no provision of any applicable law and no applicable order or injunction or other judgment will prohibit the delivery of the Top-Up Shares. See Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase.

        As provided in the Merger Agreement, as of July 29, 2013, (1) 48,268,495 Shares were issued (and not held by Trius as treasury shares) and outstanding, (2) 5,510,407 Shares were issuable upon the exercise of outstanding options, (3) 85,000 Shares were estimated to be subject to outstanding purchase rights under Trius' Employee Stock Purchase Plan, (4) 1,565,124 Shares were issuable upon exercise of warrants, and (5) no preferred shares were issued and outstanding. Based upon the foregoing, the Minimum Condition would be satisfied if at least 27,714,519 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer. If the Minimum Condition is satisfied, and we accept for payment Shares tendered pursuant to the Offer, we have the right to designate such number of directors, rounded up to the next whole number, on the board of directors of Trius as will give Purchaser representation on the board of directors of Trius equal to the product of (i) the total number of directors on the board of directors of Trius (after giving effect to any increase in the number of directors) and (ii) the percentage that such number of Shares so purchased bears to the total number of then-outstanding Shares on a fully-diluted basis, and would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of Trius. See Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase.

        Each of the executive officers, directors and certain stockholders affiliated with the directors of Trius, has entered into a Tender and Voting Agreement with us and Cubist pursuant to which such stockholder will tender into the Offer all Shares beneficially owned by them. Each of these stockholders has agreed not to withdraw such Shares from the Offer unless the Tender and Voting Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. See Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase.

        The Offer is made only for Shares and is not made for any options or warrants. Holders of unexercised options or warrants to acquire Shares may exercise such options or warrants (to the extent they are exercisable) in accordance with the terms of the applicable options or warrants and tender some or all of the Shares issued upon such exercise. See Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase.

        Certain U.S. federal income tax consequences to stockholders of the exchange of Shares pursuant to the Offer and the Merger are described in Section 5 "Material United States Federal Income Tax Consequences" of this Offer to Purchase.

        This Offer to Purchase and the related Letter of Transmittal contain important information and you should read them carefully and in their entirety before you make any decision with respect to the Offer.

 THE TENDER OFFER

1.     Terms of the Offer

        Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay at a price of $13.50, in cash (the "Closing Amount"), for each outstanding Share, plus one non-transferrable contingent value right ("CVR"), which represents the contractual right to receive up to $2.00 in cash, if certain sales milestones are achieved within an agreed upon time period (the Closing Amount plus the one CVR, or any such higher consideration per share that may be paid pursuant to the Offer is referred to in this Offer to Purchase as the "Offer Price"), less any applicable withholding taxes and without interest, for all such Shares validly tendered prior to the expiration of the Offer and not theretofore validly withdrawn in accordance with Section 3 of this Offer to Purchase. The scheduled time and date for the expiration of the Offer is 9:00 a.m. Eastern time on September 11, 2013, unless we extend the period of time during which the Offer is open in accordance with the terms of the Merger Agreement.

        If the conditions of the Offer have not been satisfied or waived and the Merger Agreement has not been terminated, we may extend the Offer on one or more occasions until all conditions of the Offer have been satisfied or waived. If the conditions to the Offer have not been satisfied or waived and the Merger Agreement has not been terminated, Trius may require us to extend the Offer for one or more periods of up to 10 business days until all conditions to the Offer have been satisfied or waived, provided that Trius can only request one such extension in the event that the Minimum Condition has not been satisfied. In addition, we will extend the Offer either (a) for any period required by any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body or (b) for up to 10 business days per extension until any waiting period under the HSR Act shall have expired or been terminated.

        If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived but there have not been validly tendered and not withdrawn in the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of Trius' stockholders in accordance with the DGCL, we may, in our sole discretion, elect to provide a "subsequent offering period" of at least three business days (and one or more extensions thereof) in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer and receive the same per Share consideration paid in the Offer. During a subsequent offering period, we will immediately accept for payment and pay for Shares that are validly tendered pursuant to the Offer. We cannot elect to provide a subsequent offering period unless we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. Eastern time on the next business day after the expiration of the Offer and immediately begin the subsequent offering period.

        If we extend the Offer or provide a subsequent offering period, we will inform the Depositary of that fact, and we will make a public announcement of the extension or subsequent offering period no later than 9:00 a.m. Eastern time on the next business day following the Expiration Date of the Offer (including any extension of the Offer).

        Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

        Except as described in the next sentence, we may, at any time and from time to time, waive any condition to the Offer, by giving oral or written notice of such waiver to the Depositary. Without the prior written consent of Trius, we will not:

  •
  decrease the Closing Amount or amend the terms of the CVRs or the Contingent Value Rights Agreement to be entered into by Cubist and Broadridge Corporate Issuer Solutions, Inc., as rights agent (the "Contingent Value Rights Agreement");

  •
  change the form of consideration payable in the Offer;

  •
  decrease the number of Shares sought to be purchased by us pursuant to the Offer;

  •
  waive or change the Minimum Condition;

  •
  impose additional conditions or requirements to the Offer;

  •
  otherwise amend any other term or condition to the Offer in a manner adverse to the holders of Shares; or

  •
  extend or otherwise change the Expiration Date of the Offer other than as required or allowed in the Merger Agreement.

        If immediately prior to the expiration of the Offer, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, we may:

  •
  unless requested to extend the Offer by Trius (which Trius may only request once in the event of a failure of the Minimum Condition), terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

  •
  except as set forth above, including the restriction on waiving the Minimum Condition, waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the expiration of the Offer and not theretofore validly withdrawn;

  •
  extend the Offer and, subject to the right of stockholders to withdraw Shares until the expiration of the Offer, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

  •
  except as set forth above, amend the Offer.

        Any extension, waiver, amendment or termination will be followed promptly by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension will be made no later than 9:00 a.m. Eastern time on the next business day after the previously scheduled expiration of the Offer. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to Business Wire. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

        If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

        As described above, we may, subject to certain conditions, elect to provide a subsequent offering period. In the event we elect to provide a subsequent offering period, we will announce and begin the subsequent offering period in the notice announcing the results of the Offer that is issued no later than 9:00 a.m. Eastern time on the next business day after the expiration of the Offer. Trius has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.     Procedures for Tendering Shares

        Valid Tender.    A stockholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

  •
  for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal properly completed and duly executed, any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer;

  •
  for Shares held in book-entry form, either (a) a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (b) an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under "Book-Entry Transfer," and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the expiration of the Offer; or

  •
  the tendering stockholder must comply with the guaranteed delivery procedures described below under "Guaranteed Delivery" prior to the expiration of the Offer.

        The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

        The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering stockholder. Shares and other required materials will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        Book-Entry Transfer.    The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer. Any financial institution that is a participant of the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

        The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

        Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder(s) of Shares (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal, or (2) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program or any other "eligible guarantor institution" (as defined in Rule 17Ad-15 under the Exchange Act) (each of the foregoing, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

        Guaranteed Delivery.    If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit its certificates and all other required documents to reach the Depositary prior to the expiration of the Offer, such stockholder's tender may be effected if all the following conditions are met:

  •
  such tender is made by or through an Eligible Institution;

  •
  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer; and

  •
  either (1) the certificates for tendered Shares together with a Letter of Transmittal, properly completed and duly executed, any required signature guarantees and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (2) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under "Book-Entry Transfer," either a Letter of Transmittal, properly completed and duly executed, any required signature guarantees, or an Agent's Message, and any other required documents, are received by the Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq Global Market is open for business.

        The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

        Appointment as Proxy.    By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent's Message, in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint our designees as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by us. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given or executed, will not be effective). Our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares in respect of any annual, special, adjourned or postponed meeting of Trius' stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. In order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Trius' stockholders.

        Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our reasonable discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders reasonably determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. Neither we nor any of Cubist, Trius, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

        Backup Withholding.    In order to avoid "backup withholding" on payments of cash pursuant to the Offer, a stockholder that is a "U.S. person" (as defined for U.S. federal income tax purposes) surrendering Shares in the Offer must, unless an exemption applies and is proved in a manner satisfactory to us and the Depositary, provide the Depositary with a properly completed and signed IRS Form W-9 (as provided with the Letter of Transmittal), including such stockholder's correct taxpayer identification number ("TIN"), certifying under penalties of perjury that such TIN is correct and providing certain other certifications. If a stockholder does not provide the Depositary with a properly completed and signed IRS Form W-9, the Internal Revenue Service (the "IRS") may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding, currently at a rate of 28%. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary). Non-U.S. stockholders should complete and sign an appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 and their instructions may be obtained from the Depositary or at www.irs.gov. See Instruction 9 to the Letter of Transmittal.

3.     Withdrawal Rights

        Except as otherwise provided in this Section 3, tenders of Shares are irrevocable.

        Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the expiration of the Offer and, unless theretofore accepted pursuant to the Offer, at any time after October 12, 2013. In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures, in which case a notice of withdrawal will be effective and proper if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 2 at any time prior to the expiration of the Offer.

        We will determine in our sole discretion all questions as to the form and validity (including time of receipt) of any notice of withdrawal, which determination will be final and binding. Neither we nor any of Cubist, Trius, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4.     Acceptance for Payment and Payment

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will pay for all Shares validly tendered prior to the expiration of the Offer and not validly withdrawn in accordance with Section 3 promptly after the expiration of the Offer. If we provide a subsequent offering period, we will immediately accept for payment and promptly pay for Shares that are validly tendered during the subsequent offering period. Subject to the Merger Agreement, we expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law or if other conditions to our obligations described in Section 14 "Conditions of the Offer" are not satisfied. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer). If we are delayed in our acceptance for payment of or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to our rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 3 "Withdrawal Rights" of this Offer to Purchase.

        In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 "Procedures for Tendering Shares" of this Offer to Purchase, a Book-Entry Confirmation and either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent's Message, and (3) any other documents required by the Letter of Transmittal.

        For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to us and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering stockholders for the purpose of receiving payment and transmitting payment to tendering stockholders whose Shares have been accepted for payment, provided that Cubist will not be required to deposit the funds due in connection with the CVRs unless and until such deposit is required pursuant to the terms of the Contingent Value Rights Agreement. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

        If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, promptly after the expiration or termination of the Offer, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2 "Procedures for Tendering Shares" of this Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility).

        We reserve the right to transfer or assign, in whole or from time to time in part, to Cubist, or to one or more affiliates of Cubist, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us or Cubist of our obligations under the Offer and will in no way impede or delay the consummation of the Offer or Merger or otherwise imped the rights of the stockholders of Trius.

5.     Material United States Federal Income Tax Consequences

        The following is a summary of certain (1) U.S. federal income tax consequences of the Offer and the Merger to stockholders whose Shares are exchanged for cash and CVRs in the Offer or Merger, (2) U.S. federal income tax considerations related to the ownership of CVRs received in the Offer or the Merger and (3) U.S. federal income tax consequences to holders of Shares who properly perfect appraisal rights. This discussion is for general information only and is not tax advice. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders of Shares. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury Regulations, judicial authority, and administrative rulings and practice, all of which are subject to differing interpretation and to change, possibly with retroactive effect.

        For purposes of this discussion, the term "U.S. holder" refers to a beneficial owner of Shares that is:

  •
  a citizen or individual resident of the United States for U.S. federal income tax purposes;

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  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        A "non-U.S. holder" is a beneficial owner of Shares that is not a U.S. holder.

        This discussion assumes that a holder holds its Shares, and that a holder will hold its CVRs, as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income tax that may be relevant to a holder of Shares in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers or traders in securities or foreign currencies, persons who elect the mark-to-market method of accounting for their securities, persons subject to the alternative minimum tax, persons that have a functional currency other than the U.S. dollar, tax-exempt organizations (including private foundations), financial institutions, mutual funds, subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes, controlled foreign corporations, passive foreign investment companies, certain expatriates, persons who hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction and persons who acquired their Shares through the exercise of options or other compensation arrangements). In addition, this discussion does not address any aspect of state, local, foreign, estate or gift tax law that may apply to holders of Shares.

        If any entity that is treated as a partnership for U.S. federal tax purposes holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the entity. Stockholders that are partnerships for U.S. federal income tax purposes, and partners in such partnerships, should consult their tax advisor regarding the tax consequences to them of the Offer and the Merger.

        This discussion is intended only as a general summary of certain U.S. federal income tax consequences to a stockholder upon the exchange of Shares for cash and CVRs pursuant to the Offer or the Merger and is not intended to constitute a complete description of all such tax consequences. Stockholders are urged to consult their own tax advisor with respect to the specific tax consequences to them of the Offer and the Merger in light of their own particular circumstances, including with respect to federal estate, gift and other non-income tax consequences and the state, local or foreign tax consequences of such transactions.

U.S. Holders

        The receipt of cash and CVRs by a U.S. holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and character of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty.

        There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs at the time of the closing of the Offer or the Effective Time of the Merger, as the case may be. The receipt of the CVRs as part of the transaction consideration may be treated as a "closed transaction" or as an "open transaction" for U.S. federal income tax purposes. Pursuant to IRS regulations dealing with contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is "reasonably ascertainable," a U.S. holder should treat the transaction as a "closed transaction" and the fair market value of the CVRs as part of the consideration received in the Offer or the Merger for purposes of determining gain or loss. These IRS regulations state that only in "rare and extraordinary" cases would the value of contingent payment obligations not be reasonably ascertainable. The installment method of reporting any gain attributable to receipt of a CVR generally will not be available with respect to the sale of Shares because the Shares are traded on an established securities market.

        If the receipt of the CVRs is treated as part of a "closed transaction," for U.S. federal income tax purposes, a U.S. holder generally should recognize capital gain or loss equal to the difference, if any, between:

  •
  the sum of the amount of cash and the fair market value of the CVRs received by the U.S. holder in exchange for such Shares; and

  •
  the U.S. holder's adjusted tax basis in such Shares.

        Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) exchanged pursuant to the Offer or the Merger. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder's holding period for the Shares is more than one year at the time of the closing of the Offer or the Effective Time, as the case may be. Long-term capital gains of certain non-corporate U.S. holders, including individuals, generally are eligible for federal income taxation at preferential rates. Certain limitations apply to the deductibility of a U.S. holder's capital losses.

        If the receipt of the CVRs is treated as part of a closed transaction for U.S. federal income tax purposes, a U.S. holder's initial tax basis in a CVR received in either the Offer or the Merger should equal the fair market value of such CVR as determined for U.S. federal income tax purposes. The holding period for a CVR should begin on the day following the date of the closing of the Offer or the Effective Time, as the case may be.

        The question of whether this is a "rare and extraordinary" case where the fair market value of the CVRs is not "reasonably ascertainable" is an inherently factual question. U.S. holders should consult their own tax advisor regarding this issue. If the value of the CVRs is not reasonably ascertainable and the transaction is treated as an "open transaction" for U.S. federal income tax purposes, the CVRs would not be taken into account in determining a U.S. holder's taxable gain or loss upon receipt of cash and the CVRs in the Offer or the Merger, as the case may be. In this case, any gain or loss on the U.S. holder's Shares attributable to the CVRs would be deferred, and the U.S. holder would take no tax basis in the CVRs but would be subject to tax as payments under the CVRs where made or deemed made in accordance with the U.S. holder's regular method of accounting. A portion of such payments would be treated as interest income under Section 483 of the Code (as described below) and the balance, in general, as capital gain (as described immediately below).

        In addition, there is no legal authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs are uncertain. For example, payments with respect to the CVRs may be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. In addition, it is unclear how a U.S. holder of the CVRs recovers its adjusted tax basis, if any, with respect to payments thereon. Cubist intends to treat payments on the CVRs as giving rise to capital gain or loss.

        Although not entirely clear, Cubist intends to treat a portion of any payment with respect to the CVRs as imputed interest taxable as ordinary income under Section 483 of the Code. The portion of any payment made with respect to a CVR treated as imputed interest under Section 483 of the Code will be determined at the time such payment is made and generally should equal the excess of (1) the amount of the CVR payment over (2) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. A U.S. holder must include in its taxable income interest imputed pursuant to Section 483 of the Code using such holder's regular method of accounting.

Non-U.S. Holders

        Any gain realized by a non-U.S. holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, will not be subject to U.S. federal income tax unless:

  •
  the gain is effectively connected with a U.S. trade or business of such non-U.S. holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such non-U.S. holder in the United States), in which case the non-U.S. holder generally will be taxed in the same manner as U.S. holders (described above), except that if the non-U.S. holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate); or

  •
  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time of the Merger, as the case may be, and certain other conditions are met, in which case the non-U.S. holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on the non-U.S. holder's net gain realized.

        Generally, if payments are made to a non-U.S. holder with respect to a CVR, Cubist expects to withhold or cause to be withheld an amount equal to 30% (or lower applicable treaty rate) of the portion of any such payments treated as imputed interest (as discussed above). As discussed above, the tax treatment of the CVRs is unclear, and it is possible that Cubist or other withholding agent may be required to withhold additional amounts on payments with respect to the CVRs. Non-U.S. holders are urged to consult their own tax advisors.

Appraisal Rights

        The above discussion does not apply to holders of Shares who properly perfect appraisal rights. Generally, a holder of Shares who perfects appraisal rights with respect to such holder's Shares will recognize capital gain or loss equal to the difference between such holder's tax basis in those Shares and the amount of cash received in exchange for those Shares, except that a portion of the cash received may be taxable as interest.

Information Reporting and Backup Withholding

        Payments made to a holder of Shares upon such holder's exchange of Shares pursuant to the Offer or the Merger may be subject to information reporting, and the cash consideration paid to a holder of Shares may be subject to backup withholding (currently at the rate of 28%). In addition, payments with respect to a CVR may be subject to information reporting and backup withholding. A U.S. holder will not be subject to backup withholding if the U.S. holder (i) furnishes a correct TIN and complies with certain certification procedures (generally, by providing a properly completed and executed IRS Form W-9, which will be included with the applicable Letter(s) of Transmittal to be returned to the Depositary); or (ii) otherwise establishes to the satisfaction of the Depositary that such U.S. holder is exempt from backup withholding tax.

        A non-U.S. holder will not be subject to backup withholding if the non-U.S. holder certifies its exempt status by providing a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8). We must report to the IRS and to each non-U.S. holder any interest (including imputed interest) that is paid to the non-U.S. holder. Copies of these information returns may also be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information.

        Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally will be allowed as a refund or credit against such U.S. holder's U.S. federal income tax liability, provided that such holder timely and properly furnishes the required information to the IRS.

        THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER. HOLDERS OF SHARES ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER OR MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE, GIFT AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.     Price Range of the Shares; Dividends on the Shares

        The Shares are listed on the Nasdaq Global Market under the symbol "TSRX." The following table sets forth, for each of the periods indicated, the high and low sales prices per Share as reported on the Nasdaq Global Market:

	High	Low
Year Ended December 31, 2011
First Quarter	$7.49	$3.70
Second Quarter	8.85	5.00
Third Quarter	9.00	5.82
Fourth Quarter	8.00	5.51
Year Ended December 31, 2012:
First Quarter	$7.44	$4.71
Second Quarter	6.07	4.87
Third Quarter	6.49	5.26
Fourth Quarter	5.93	4.41
Year Ended December 31, 2013:
First Quarter	$7.49	$4.73
Second Quarter	9.25	6.02
Third Quarter (through August 12, 2013)	14.17	8.13

        On July 30, 2013, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price on the Nasdaq Global Market was $11.71 per Share. On August 12, 2013, the last full trading day before commencement of the Offer, the last reported sales price on the Nasdaq Global Market was $13.70 per Share. Stockholders are urged to obtain current market quotations for the Shares.

        According to its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC, Trius historically has not declared or paid any cash dividends on the Shares and it does not intend to declare or pay any cash dividends on the Shares in the foreseeable future. Under the Merger Agreement, Trius is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Cubist.

7.     Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations

        Possible Effects of the Offer on the Market for the Shares.    The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

        Share Quotation.    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the Nasdaq Global Market. According to the published guidelines of The Nasdaq Stock Market LLC, a security must have a minimum bid price of $1, there must be at least 400 total holders and/or holders of record and the security must meet one of three maintenance standards for continued listing on the Nasdaq Global Market. The first maintenance standard requires that there be at least $10 million in stockholders' equity, at least 750,000 publicly held shares, a market value of at least $5 million for all publicly held shares and at least two registered and active market makers for the shares. The second maintenance standard requires that the market value of listed securities is at least $50 million, there are at least 1.1 million publicly held shares with an aggregate market value of at least $15 million and at least four registered and active market makers for the shares. The third maintenance standard requires that the issuer's total assets and total revenue each are at least $50 million for the most recently completed fiscal year or two of the three most recently completed fiscal years, there are at least 1.1 million publicly held shares with an aggregate market value of at least $15 million and at least four registered and active market makers for the shares. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered to be publicly held for the purpose of the maintenance standards.

        Exchange Act Registration.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Trius to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Trius to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Trius, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of Trius and persons holding "restricted securities" of Trius to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. We intend to seek to cause Trius to apply for termination of registration of the Shares under the Exchange Act following the completion of the Offer.

        Margin Regulations.    The Shares are currently "margin stock" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin stock" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.     Information Concerning Trius

        Trius is a Delaware corporation with its principal offices at 6310 Nancy Ridge Drive, Suite 105, San Diego, California 92121. The telephone number is (858) 452-0370. According to its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC, Trius is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious infections. Trius' Shares are traded on the Nasdaq Global Market under the symbol "TSRX."

        Available Information.    Trius is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Trius' directors and officers, their remuneration, stock options and other matters, the principal holders of Trius' securities and any material interest of such persons in transactions with Trius is required to be disclosed in Trius' proxy statements distributed to Trius' stockholders and filed with the SEC. The SEC provides electronic document retrieval on its website for most reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, which can be found at the SEC's website, http://www.sec.gov. Such information should also be available for inspection at the public reading rooms of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Investors may call the SEC at (202) 551-8090 for further information on the public reading rooms. Copies of such information that is not posted to the SEC's website may be obtained (i) by mail by writing to the Office of FOIA/PA Operations at the SEC at 100 F Street, N.E., Washington, DC 20549, (ii) by faxing such request to (202) 772-9337, or (iii) by using its online form available at its website at http://www.sec.gov.

        Except as otherwise stated in this Offer to Purchase, the information concerning Trius contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information.

9.     Information Concerning Cubist and Purchaser

        Cubist is a Delaware corporation with its principal executive offices located at 65 Hayden Avenue, Lexington, Massachusetts 02421. The telephone number at that location is (781) 860-8660. Cubist is a biopharmaceutical company focused on the research, development and commercialization of pharmaceutical products that address unmet medical needs in the acute care environment. Cubist shares are traded on the Nasdaq Global Select Market under the symbol "CBST."

        Cubist is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. The SEC provides electronic document retrieval on its website for most reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, which can be found at the SEC's website, http://www.sec.gov. Such information should also be available for inspection at the public reading rooms of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Investors may call the SEC at (202) 551-8090 for further information on the public reading rooms. Copies of such information that is not posted to the SEC's website may be obtained (i) by mail by writing to the Office of FOIA/PA Operations at the SEC at 100 F Street, N.E., Washington, DC 20549, (ii) by faxing such request to (202) 772-9337, or (iii) by using its online form available at its website at http://www.sec.gov.

        Purchaser is a Delaware corporation that was organized solely for the purpose of acquiring all of the outstanding Shares of Trius and, to date, has engaged in no other activities other than those incidental to the Offer and the Merger Agreement. Purchaser is a wholly owned subsidiary of Cubist. Until immediately prior to the time it purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer. Purchaser is not subject to the informational filing requirements of the Exchange Act. The principal executive offices of Purchaser are located at 65 Hayden Avenue, Lexington, Massachusetts 02421. The telephone number at that location is (781) 860-8660.

        The name, business address, citizenship, and past and present principal occupations during the past five years of each of the executive officers and directors of Cubist and Purchaser are set forth in Annex I to this Offer to Purchase.

        Neither Cubist, Purchaser, nor, to the best knowledge of Cubist and Purchaser, any of the persons listed in Annex I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Cubist, Purchaser, nor, to the best knowledge of Cubist and Purchaser, any of the persons listed in Annex I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

        Past Contacts, Transactions, Negotiations and Agreements.    Except as set forth in Section 11 "Background of the Offer; Contacts and Transactions with Trius" of this Offer to Purchase and elsewhere in this Offer to Purchase:

  •
  none of Cubist, Purchaser, or, to the best knowledge of Cubist and Purchaser, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority-owned subsidiary of any of the foregoing (1) beneficially owns or has a right to acquire any Shares or any other equity securities of Trius; (2) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Trius; or (3) has effected any transaction in the Shares or any other equity securities of Trius during the past 60 days;

  •
  during the past two years, there have not been any transactions which would be required to be disclosed under the rules and regulations of the SEC between any of Cubist, Purchaser or any of their respective subsidiaries, or, to the best knowledge of Cubist and Purchaser, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Trius or any of its executive officers, directors or affiliates, on the other hand; and

  •
  during the past two years, there have not been any negotiations, transactions or material contacts between any of Cubist, Purchaser, any of their respective subsidiaries or, to the best knowledge of Cubist and Purchaser, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Trius or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of securities of Trius, any election of directors of Trius, or any sale or other transfer of a material amount of assets of Trius.

        Each of Cubist and Purchaser disclaims that it is an "affiliate" of Trius within the meaning of Rule 13e-3 under the Exchange Act.

10.   Source and Amount of Funds

        We estimate that the total amount of funds required to pay the Closing Amount with respect to all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $662 million on a fully diluted basis, net of Trius' cash balance upon consummation of the Merger.

        We estimate, based on the information provided by Trius, that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to consummate the Merger could be up to approximately $818 million, which consists of approximately $707 million in Closing Amounts and up to approximately $111 million in payments pursuant to the CVRs. Cubist currently has available to it, and Cubist will cause Purchaser to have, (a) at the time of the acceptance of Shares pursuant to the Offer (the "Offer Acceptance Time"), sufficient unrestricted funds to pay the aggregate Closing Amount for all Shares validly tendered into the Offer, subject to the terms and conditions of the Offer and the Merger Agreement, and (b) at the Effective Time, sufficient unrestricted funds to pay in full the aggregate Closing Amount, subject to the terms and conditions of the Merger Agreement.

        In addition, as of June 30, 2013, Cubist had cash, cash equivalents and short term investments that exceed the total maximum amount that may be payable with respect to the CVRs and anticipates that it will continue to have cash, cash equivalents and short term investments that exceed the total maximum amount that may be payable at any time with respect to the CVRs; however, you should consider the fact that Cubist's future financial condition could deteriorate such that Cubist would not have the necessary cash or cash equivalents to make the payments that become payable with respect to the CVRs. Furthermore, you should also consider the fact that: (1) holders of CVRs will have no greater rights against Cubist than those accorded to general unsecured creditors under applicable law; (2) the CVRs will be effectively subordinated in right of payment to all of Cubist's secured obligations to the extent of the collateral securing such obligations; (3) the CVRs will be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Cubist's subsidiaries; and (4) the filing of a bankruptcy petition by, or on behalf of, Cubist, may prevent Cubist from making some or all payments that become payable with respect to the CVRs.

        Neither we nor Cubist have any alternative financing plans in connection with the Offer or the Merger. We expect that Cubist's potential acquisition of Optimer Pharmaceuticals, Inc. ("Optimer")

will be consummated after our acquisition of Trius, and that Cubist will separately finance the cash demands of the Optimer acquisition.

11.   Background of the Offer; Contacts and Transactions with Trius

Background of the Offer

        Cubist regularly reviews and considers business development opportunities and alternatives in the acute care environment. In connection with these reviews, Cubist's board of directors from time to time meets, together with Cubist senior management, to discuss business development opportunities. These discussions generally concern possible acquisitions and licensing opportunities—at various stages—intended to create or enhance stockholder value. Pursuant to such discussions, management of Cubist determined that it had a potential interest in pursuing a transaction involving Trius.

        Cubist regularly reviews and considers business development opportunities and alternatives in the acute care environment. In connection with these reviews, Cubist's board of directors from time to time meets, together with Cubist senior management, to discuss business development opportunities. These discussions generally concern possible acquisitions and licensing opportunities—at various stages—intended to create or enhance stockholder value. Pursuant to such discussions, management of Cubist determined that it had a potential interest in pursuing a transaction involving Trius.

        In mid-2012, Trius contacted Cubist to assess its interest in potentially licensing certain commercialization rights to tedizolid phosphate in the European Union and co-promoting the product in the United States. After preliminary discussions between members of the corporate development groups from Cubist and Trius, Cubist executed a confidentiality agreement with Trius on July 24, 2012 in connection with the partnering process.

        Between July 24, 2012 and May 2013, members of the management of Cubist and Trius had several discussions and in-person meetings about potential partnering arrangements, conducted mutual due diligence and engaged in negotiations about the terms of a potential partnering arrangement.

        On May 15, 2013, Dr. Jeffrey Stein, the President and Chief Executive Officer of Trius, had an in-person meeting with Mr. Robert J. Perez, the President and Chief Operating Officer of Cubist, during the Bank of America investor conference in Las Vegas, to discuss the terms of the proposed European Union collaboration. They also discussed the strategic implications of Trius' receipt, on May 13, 2013, of a Notice of Allowance from the United States Patent and Trademark Office on an application related to its tedizolid phosphate patent portfolio.

        On May 31, 2013, Cubist's Strategy Council (the "Strategy Council"), consisting of certain members of Cubist's senior management, met to discuss certain aspects of the potential partnering arrangement with Trius, including the financial impact on Cubist and the terms proposed by Trius in a draft license agreement related to the commercialization of tedizolid phosphate in the European Union. The Strategy Council also discussed whether acquiring Trius, rather than entering into a partnering arrangement, would be a better strategy for Cubist.

        On June 5, 2013, the Strategy Council met again to discuss the potential acquisition of Trius. After the members of the Strategy Council discussed various alternatives and the relative advantages and disadvantages of an acquisition to a partnering arrangement, the Strategy Council determined that Mr. Perez should contact Dr. Stein to propose to acquire all of the outstanding shares of Trius for $12.25 per share in cash. The Strategy Council also determined to retain Barclays Capital Inc. ("Barclays") as its financial advisor with respect to the potential acquisition of Trius.

        On June 6, 2013, Mr. Perez called Dr. Stein to present a non-binding bid to acquire Trius. Mr. Perez also indicated that following the telephone call, Cubist would provide Trius with a written, non-binding proposal.

        On June 7, 2013, Cubist sent to Dr. Stein its non-binding proposal to acquire all of the outstanding shares of Trius in an all cash transaction for $12.25 per share. The proposal stated that it was not subject to any financial contingency, but would be automatically withdrawn if Trius entered into a European Union licensing agreement or United States collaboration for tedizolid phosphate with any other party. The proposal also requested an exclusivity period during which the parties would negotiate a potential transaction.

        On June 8, 2013, Dr. Stein contacted Mr. Perez to provide initial feedback on Cubist's proposal, noting that the Trius board of directors was scheduled to meet on June 10, 2013 to further discuss Cubist's proposal.

        On June 11, 2013, Dr. Stein and Mr. Perez had a telephonic meeting during which Dr. Stein communicated that the Trius board of directors was evaluating Cubist's proposal and that the Cubist proposal was not the only unsolicited proposal that Trius had received.

        On June 13, 2013, at a meeting of the Cubist board of directors, Cubist's management provided the board an update about Trius' business and provided details about the potential strategic acquisition of Trius, after which the board engaged in discussions about the potential acquisition.

        On June 14, 2013, Mr. Perez and Dr. Stein held a telephone meeting during which Mr. Perez provided feedback from the prior day's meeting of the Cubist board of directors and noted that the Cubist board was fully supportive of the potential acquisition. Mr. Perez and Dr. Stein also discussed timing of the negotiations.

        On June 25, 2013, Dr. Stein informed Cubist that the Trius board of directors had determined to pursue a potential sale of Trius and that Trius would continue to negotiate with Cubist and at least one other party. Trius also provided Cubist and its representatives with access to its electronic dataroom.

        On June 26, 2013, Mr. Perez and Dr. Stein had an in-person dinner meeting in Boston to discuss the potential acquisition and process.

        On July 1, 2013, Trius and Cubist amended their existing July 24, 2012 confidentiality agreement from Trius' partnering process to cover the potential strategic transaction.

        Also on July 1, 2013, Mr. Michael W. Bonney, the Chief Executive Officer of Cubist, and Mr. Perez had an in-person dinner meeting with Dr. Stein in San Diego to discuss the potential benefits of a potential strategic transaction between Trius and Cubist.

        Between July 1, 2013 and July 25, 2013, Cubist conducted substantial diligence on Trius, which included diligence in the electronic dataroom, an in-person diligence meeting with management of Trius, intellectual property diligence calls, financial diligence calls, human resource diligence calls and a site visit to one of Trius' contract manufacturing facilities.

        On July 15, 2013, a form of merger agreement prepared by Cooley LLP ("Cooley") was distributed to Cubist. The draft merger agreement contemplated an all-cash transaction effected through a cash tender offer for all outstanding shares of Trius common stock.

        On July 19, 2013, Trius' financial advisors, Centerview Partners LLC and Citigroup Global Markets Inc., held discussions with Barclays about the potential acquisition. Barclays indicated that Cubist would likely prefer to execute a merger agreement before August 9, 2013.

        On July 20, 2013, Cubist received a final bid process letter from Trius.

        On July 22, 2013, Mr. Perez contacted Dr. Stein to arrange a meeting to discuss regulatory and development team retention related matters.

        On July 23, 2013, Mr. Perez contacted Dr. Stein and indicated that Cubist wanted to preempt Trius' final bid process as Cubist had substantially completed its diligence and did not want to wait until August 9, 2013 to execute a merger agreement.

        On July 24, 2013, Trius' financial advisors contacted representatives of Barclays and communicated that the strategic transaction committee of Trius' board of directors had determined and requested that Barclays be informed that if Cubist wanted to preempt Trius' sales process, it must propose a higher price.

        On July 25, 2013, Dr. Stein met Mr. Perez and Mr. Bonney for dinner in Chicago. At dinner, the parties discussed regulatory and development team retention related matters. Cubist communicated that it was also pursuing another strategic opportunity and had a strong desire to complete a transaction with Trius over the upcoming weekend. Messrs. Perez and Bonney also indicated that Cubist believed that its proposed price of $12.25 per share was a fair price. Dr. Stein encouraged Messrs. Perez and Bonney to submit a new proposal with increased value. Dr. Stein and Messrs. Perez and Bonney then discussed contingent value rights and other forms of consideration that could result in such increased value.

        On July 26, 2013, the Transaction Committee of the Cubist board of directors met to discuss the terms of the proposed acquisition of Trius and authorized Cubist management to proceed with the transaction within certain price guidelines.

        On July 26, 2013, Cubist's outside legal counsel, Ropes & Gray LLP ("Ropes & Gray"), sent Cooley a mark-up of the merger agreement that contemplated both an unspecified upfront cash consideration and an unspecified dollar per share in non-tradable contingent value rights based on net sales of tedizolid phosphate in 2016. In the mark-up, Cubist proposed a termination fee of $26.0 million (representing approximately 4.0% of the equity value of the current offer price) and expense reimbursement of up to $2.0 million if the tender offer was not consummated prior to April 30, 2014 and Trius was not otherwise required to pay a termination fee. It also introduced the concept of a reverse termination fee of $26.0 million if the transaction was terminated for circumstances involving the absence of antitrust regulatory approval. The merger agreement mark-up also included a form of tender and voting agreement which Cubist indicated that it would require all directors, executive officers and certain 5% or greater stockholders of Trius to execute in connection with the execution of the merger agreement.

        Later the same day, Mr. Bonney contacted Dr. Stein to communicate that Cubist was offering an upfront cash payment of $13.25 per share and a contingent value right of $2.00 per share based upon net sales of tedizolid phosphate of at least $150 million in 2016.

        On July 26, 2013, following a meeting of the strategic transaction committee of the Trius board of directors, Mr. Stein contacted Mr. Bonney to communicate Trius' counterproposal, which included a $13.50 per share upfront cash payment and a product sales threshold in the contingent value rights agreement to $100 million. Trius' financial advisors also contacted Barclays with the same message. Later that day, Mr. Bonney contacted Mr. Stein and communicated that the Cubist board of directors would agree to the upfront cash payment of $13.50 per share and would be willing to lower the product sales threshold in the contingent value rights agreement to $135 million in 2016.

        Later, on July 26, 2013, Dr. Stein contacted Mr. Bonney to discuss the possibility of tradable contingent value rights. Mr. Bonney indicated that Cubist was receptive to considering a tradable contingent value right, and Dr. Stein and Mr. Bonney agreed that the parties would further discuss the structure of the contingent value right.

        On July 27, 2013, the Cubist board of directors met telephonically to review and discuss the terms of the proposed transaction. Cubist's senior management and representatives of Ropes & Gray and Barclays provided input to Cubist's board of directors relating to the proposed transaction. After a full discussion, Cubist's board of directors approved the terms of the proposed transaction and delegated authority to Mr. Bonney to negotiate the final terms.

        Later on July 27, 2013, Dr. Stein proposed a contingent value right that resulted in a payment for achieving a net sales threshold of $125 million and prorated additional payments for net sales in excess of $125 million.

        Later in the day on July 27, 2013, Mr. Bonney contacted Dr. Stein and communicated that Cubist was willing to accept a contingent value right that resulted in a $1.00 per share payment upon net product sales of $125 million in 2016 and a prorated additional $1.00 per share payment for the next $10 million in net product sales in 2016 capped at $135 million in net sales. Barclays also communicated that the Cubist board of directors was willing to provide either a registered or an unregistered contingent value right.

        On July 27, 2013, Cooley responded with comments to Ropes & Gray's July 26, 2013 merger agreement mark-up. Among the changes in the mark-up were revised termination and reverse termination fees equal to 3% and 6% of the equity value, respectively, and elimination of the expense reimbursement provision.

        On July 27, 2013, Ropes & Gray provided Cooley with a draft contingent value rights agreement. The agreement reflected a contingent value right that resulted in a cash payment of $1.00 per contingent value right upon achievement of cumulative net sales of pharmaceutical products containing tedizolid phosphate other than in the territories covered by Trius' collaboration with Bayer Pharma AG during 2016, in excess $125 million plus $0.10 per contingent value right for each $1 million by which net sales are in excess of $125 million during 2016. The aggregate payment per contingent value right was capped at $2.00.

        On July 28, 2013, representatives of Cubist, Ropes & Gray, Trius and Cooley participated in telephone conferences to discuss the timing to file a registration statement to register contingent value rights and it was communicated that Cubist would require up to 30 days following execution of a merger agreement to prepare required pro forma financial statements, obtain the required consent of its independent auditors and file the required registration statement with the SEC.

        Between July 28 and July 30, 2013, representatives from Cubist, Ropes & Gray, Cooley and Trius had a series of telephone conversations to discuss certain open points related to the merger agreement and contingent value rights agreement, exchanged drafts of the merger agreement and contingent value rights agreement and negotiated the merger agreement and contingent value rights agreement. Among other things, Cubist and Trius negotiated that the termination fee would be 3% of the equity value of the offer price, including the net present value of the CVR, and that the reverse termination fee would be 5% of the equity value of the offer price, including the net present value of the CVR, if the merger agreement was terminated for circumstances involving the absence of antitrust regulatory approval.

        Following the close of markets on July 30, 2013, the Merger Agreement and Tender and Voting Agreements were signed and later that day, Cubist and Trius issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(5)(F) to the Tender Offer Statement on Schedule TO filed with the SEC and is incorporated herein by reference.

Contacts and Transactions with Trius

        As of the date of this Offer to Purchase, Cubist and Purchaser have not entered into any agreement, arrangement or understanding with Dr. Jeffrey Stein or any other members of Trius management regarding employment or consultancy with the Surviving Corporation. Cubist may seek to retain certain members of the Trius management team following the Effective Time. As part of these retention efforts, Cubist may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with Trius executive officers and other key Trius employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until the Effective Time. See Section 12 "Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions" of this Offer to Purchase.

12.   Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender and Voting Agreement; Confidentiality Agreement; Plans for Trius; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions

Purpose of the Offer

        The purpose of the Offer is to enable Cubist, through Purchaser, to acquire control of Trius and would be the first step in Cubist's acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

The Merger Agreement

        The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is an exhibit to the Tender Offer Statement on Schedule TO that we and Cubist have filed with the SEC and which is hereby incorporated in this Offer to Purchase by reference. Copies of the Tender Offer Statement on Schedule TO together with all exhibits thereto, including the Merger Agreement, may be obtained and examined as set forth in Section 9 "Information Concerning Cubist and Purchaser." The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the parties have exchanged (the "Company Disclosure Schedule"), which has been omitted pursuant to Item 601(b)(2) of Regulation S-K. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of Trius or Cubist without considering the entirety of public disclosure about Trius and Cubist as set forth in their respective SEC filings. Stockholders should read the Merger Agreement in its entirety for a more complete description of the matters summarized below.

        The Offer.    The Merger Agreement provides that we will commence the Offer no later than August 13, 2013 and that, upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the conditions of the Offer, we will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The conditions of the Offer are set forth in Section 14 "Conditions of the Offer" of this Offer to Purchase.

        Top-Up Option.    Pursuant to the Merger Agreement, Trius has granted us an irrevocable option (the "Top-Up Option") to purchase at a price per share equal to the greater of (i) the last reported sale price of a Share on the Nasdaq Global Market on the last trading day prior to the date on which the Top-Up Option is exercised and (ii) the Closing Amount, that number of newly issued Shares (the "Top-Up Shares") so that, when added to the number of Shares owned by us prior to the exercise of the Top-Up Option, we will own at least 90% of the Shares outstanding entitled to vote on the Merger immediately after the issuance of the Top-Up Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered); provided, however, that the Top-Up Option shall not be exercisable for the number of Shares in excess of the authorized and unissued Shares less the maximum number of Shares potentially necessary for issuance with respect to outstanding options or warrants entitling the holder to acquire Shares or other obligations of Trius. We may exercise the Top-Up Option only once, at any time following the time at which we first accept any Shares for payment pursuant to the Offer and prior to the earlier to occur of the Effective Time and the termination of the Merger Agreement. However, Trius' obligation to deliver the Top-Up Shares upon the exercise of the Top-Up Option is subject to the condition that immediately following the exercise of the Top-Up Option, the number of Shares owned in the aggregate by us constitutes at least one share more than 90% of the number of the Shares outstanding entitled to vote on the Merger immediately after the issuance of the Top-Up Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered) and the Minimum Condition shall have been satisfied. We may assign the Top-Up Option and its rights and obligations, in our sole discretion, to Cubist.

        The Merger.    The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under "Conditions Precedent to the Merger," Purchaser will be merged with and into Trius, the separate corporate existence of Purchaser will thereupon cease and Trius will be the Surviving Corporation in the Merger. Each issued Share (other than any Shares owned by Trius, or held by Trius as treasury stock, Cubist, Purchaser or any wholly owned subsidiary of Cubist or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Merger Consideration.

        Vote Required to Approve Merger.    The DGCL requires, among other things, that if the short-form merger procedure described below is not available, the holders of a majority of Trius' outstanding voting securities adopt the Merger Agreement. If stockholder adoption is required by the DGCL, Trius will (subject to applicable Legal Requirements (as defined below) and requirements of its certificate of incorporation and bylaws) call and hold a meeting of its stockholders as promptly as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement. If the Minimum Condition in the Offer is satisfied and we accept for payment Shares tendered pursuant to the Offer, we will have sufficient voting power to approve the Merger Agreement at a meeting of Trius' stockholders without the affirmative vote of any other Trius stockholder.

        "Short-Form" Merger Procedure.    The DGCL provides that, if a parent company owns at least 90% of the outstanding shares of each class of a subsidiary's stock entitled to vote to adopt a Merger Agreement, the parent company may merge that subsidiary with the parent company pursuant to the "short-form" merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the DGCL, Purchaser would have to own at least 90% of the outstanding Shares of Trius. If we are able to consummate the Merger pursuant to these provisions of the DGCL, the closing of the Merger would take place as promptly as practicable after the closing of the Offer, without any notice to or approval of the other stockholders of Trius.

        Conditions Precedent to the Merger.    The Merger Agreement provides that the obligations of each party to effect the merger are subject to the satisfaction or waiver of the following conditions:

          (a)   There shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any action have been taken, or any legal requirement, including any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the Nasdaq Global Market) (a "Legal Requirement"), or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal the consummation of the Merger; provided, however, that no party shall be permitted to invoke this condition unless it shall have taken all actions required under the Merger Agreement to have any such order lifted.

          (b)   The Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the Shares (the "Required Stockholder Vote"), if required by applicable Legal Requirements.

          (c)   Purchaser (or Cubist on Purchaser's behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn.

        Termination of the Merger Agreement.    The Merger Agreement may be terminated prior to the Effective Time before or after the adoption of the Merger Agreement, except as otherwise noted below:

          (a)   by mutual written consent of Cubist and Trius any time prior to Offer Acceptance Time;

          (b)   by either Cubist or Trius if the Offer expires without the acceptance for payment of Shares pursuant to the Offer; provided, however, that a party shall not be permitted to terminate the Merger Agreement if the failure of the acceptance for payment of Shares pursuant to the Offer is attributable to a failure on the part of such party to perform in all material respects any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the acceptance for payment of Shares pursuant to the Offer and such party has not cured such failure within 10 days after having received notice thereof;

          (c)   by either Cubist or Trius if a court of competent jurisdiction or other Governmental Body shall have issued a decree or ruling or taken any other action having the effect of (i) permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or Merger, (ii) making consummation of the Offer or the Merger illegal, (iii) restraining or prohibiting Cubist's or its affiliates ownership or operation of the business of the Trius, or of Cubist or affiliates, or to compel Cubist or any of its affiliates to dispose of or hold separate all or any portion of the business or assets of Trius or of Cubist or its affiliates or (iv) imposing or confirming material limitations on the ability of Cubist or any of its affiliates effectively to exercise full rights of ownership of the Shares, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a party shall not be permitted to terminate the Merger Agreement if the issuance of such final and nonappealable order, decree, ruling or other action is attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Effective Time;

          (d)   by Cubist at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) Trius' board of directors failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed or shall have effected Company Adverse Change Recommendation (as defined below); (ii) the board of directors of Trius failed to publicly reaffirm its recommendation of the Merger Agreement in the absence of a publicly announced Acquisition Proposal (as defined in "Alternative Acquisition Proposals" below) within 10 business days after Cubist so requests in writing, or, if earlier, two business days prior to the Expiration Date, provided that, unless an Acquisition Proposal shall have been publicly disclosed, Cubist may only make such request once every 30 days; or (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, Trius' board of directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such Acquisition

  Proposal within 10 business days of the commencement of such Acquisition Proposal, or, if earlier, two business days prior to the Expiration Date, or (iv) there has been a material breach of prohibitions against Trius soliciting Acquisition Proposals in the Merger Agreement;

          (e)   by either Cubist or Trius if the Offer Acceptance Time shall not have occurred on or prior to the close of business on the earlier to occur of (i) April 30, 2014 or (ii) 60 days after Cubist certifies substantial compliance with a second request for additional information from the FTC unless prior to the date set forth in (i) above, Cubist initiates litigation against the FTC seeking legal clearance to consummate the Offer and Merger (such date, the "End Date"); provided, however, that a party shall not be permitted to terminate the Merger Agreement if the failure of the Offer Acceptance Time to occur prior to the End Date is attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party;

          (f)    by Trius, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer (as defined in "Alternative Acquisition Proposals" below) and, substantially concurrent with such termination, to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a "Specified Agreement"), if (i) Trius has complied in all material respects with the prohibitions against Trius soliciting Acquisition Proposals and requirements that Trius provide adequate notice to Cubist and negotiate with Cubist in good faith for a required period of time to improve the terms of the Merger Agreement prior to terminating the Merger Agreement and (ii) prior to such termination (or if the Specified Agreement is executed on a day that is not a business day, the preceding business day), Trius pays a termination fee due to Cubist, as described in "Fees and Expenses; Termination Fee" below;

          (g)   by Cubist at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Trius shall have occurred such that the conditions to the Offer would not be satisfied and cannot be cured by Trius, or if capable of being cured, shall not have been cured within 45 days of the date Cubist gives Trius notice of such breach or failure to perform (which, with respect to the failure by Trius to timely file or mail the Schedule 14D-9, shall not have been cured within three business days of the date Cubist gives Trius notice of such breach or failure to perform); provided, however, that, Cubist shall not have the right to terminate the Merger Agreement under this clause (g) if either Cubist or Purchaser is then in material breach of any representations, warranties, covenants or obligation thereunder;

          (h)   by Trius at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Cubist or Purchaser shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Cubist or Purchaser from consummating the Offer or Merger and such breach of failure cannot be satisfied and cannot be cured by Cubist or Purchaser, as applicable, or if capable of being cured, shall not have been cured within 45 days of the date Trius gives Cubist notice of such breach or failure to perform; provided, however, that, Trius shall not have the right to terminate the Merger Agreement under this clause (h) if Trius is then in material breach of any representations, warranties, covenants or obligation thereunder; or

          (i)    by Trius if Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer on or before August 13, 2013 or if Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) and has not cured such failure within three business days of the date on which Trius gives Cubist notice of such failure.

        The foregoing conditions shall be determined subject to the principles of contract interpretation and construction under the applicable laws of the State of Delaware, which the parties elected to govern the interpretation and construction of the Merger Agreement.

        Effect of Termination.    In the event that the Merger Agreement is terminated for any reason set forth above, the Merger Agreement will be of no further force or effect and there will be no liability on the part of us, Cubist or Trius (or any of our or their respective directors, officers and affiliates), except for certain enumerated exceptions; provided, however, that such a termination will not relieve any party from liability or damages resulting from a willful and material breach of the Merger Agreement prior to the date of termination. Additionally, nothing shall limit a party from exercising the rights to certain remedies, including specific performance in lieu of terminating the Merger Agreement.

        Fees and Expenses; Termination Fee.    The Merger Agreement provides that, except as described below, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger or any of the other transactions contemplated by the Merger Agreement is consummated.

        The Merger Agreement provides that Trius will pay Cubist a termination fee of $23.3 million if the Merger Agreement is terminated: (1) by Trius pursuant to clause (f) under "Termination of the Merger Agreement" above, (2) by Cubist pursuant to clause (d) under "Termination of the Merger Agreement" above, or (3) by either Cubist or Trius under clauses (b) and (e) or by Cubist under clause (g) under "Termination of the Merger Agreement" above, and each case of this clause (3) any person has publicly disclosed a bona fide Acquisition Proposal after the date of the Merger Agreement and prior to such termination and within 12 months of such termination Trius enters into a definitive agreement with respect to an Acquisition Proposal or consummates a Acquisition Proposal (provided that for purposes of this clause (3) the references to "20%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%"), then Trius shall pay Cubist the termination fee by wire transfer of same day funds. The termination fee is payable prior to the termination by Trius described in clause (1) above, within two business days of the termination by Cubist described in clause (2) above, and prior to the consummation of the Acquisition Proposal described in clause (3) above.

        The Merger Agreement further provides that Cubist will pay Trius a termination fee of $38.8 million if the Merger Agreement is terminated: (1) by Cubist or Trius pursuant to clause (e) under "Termination of the Merger Agreement" above and either (i) the condition set forth in clause (e) under "Conditions of the Offer" below has not been satisfied, (ii) the condition set forth in clause (g) under "Conditions of the Offer" below has not been satisfied as a result of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction under any antitrust laws (including the HSR Act) in respect to the Merger Agreement, (iii) any Governmental Body shall have filed suit to seek an injunction against consummation of the Offer or Merger on the grounds that they violate or may violate any antitrust law, and such suit has not been dismissed, or (iv) the condition set forth in clause (h) under "Conditions of the Offer" below has not been satisfied or (2) by Cubist or Trius pursuant to clause (c) under "Termination of the Merger Agreement" above as a result of any permanent injunction or other final, non-appealable order issued by any court of competent jurisdiction under any antitrust laws (including the HSR Act) in respect of the Merger Agreement, and Trius has not materially breached any of its filing, consent or approval obligations under the Merger Agreement, then Cubist shall pay Trius the termination fee by wire transfer of same day funds within two business days after such termination. In the event that Cubist pays Trius a termination fee, Cubist shall not be entitled to a termination fee pursuant to clause (e) under "Termination of the Merger Agreement" above.

        Alternative Acquisition Proposals.    Under the Merger Agreement, Trius must not, and shall direct its representatives not to, continue any solicitations, knowing encouragements, discussions, activities or negotiations with any persons (other than us, Cubist or any subsidiaries or representatives of us or

Cubist) with respect to any offer or proposal relating to, in a single transaction or a series of related transactions, other than the Offer or Merger, any:

  •
  acquisition or license of assets of Trius equal to 20% or more of the Trius' consolidated assets or to which 20% or more of Trius' revenues or earnings on a consolidated basis are attributable;

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  issuance or acquisition of 20% or more of the outstanding Trius common stock;

  •
  recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Trius common stock any issuance; or

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  merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Trius that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Trius common stock, in each case other than the Offer and Merger.

        Each of the above bullet points is referred to in the Merger Agreement as an "Acquisition Proposal."

        Except as provided in the following two paragraphs, from July 30, 2013 until the earlier of termination of the Merger Agreement or the Effective Time, Trius will not and will not authorize or permit its representatives to, directly or indirectly:

  •
  solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

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  engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of soliciting, knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

  •
  enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

        If at any time on or after July 30, 2013 and prior to the Offer Acceptance Time, Trius or any of its representatives receives an unsolicited bona fide written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement and did not result from any breach of the non-solicitation provision of the Merger Agreement, (a) Trius and its representatives may contact such person or group of persons solely to clarify the terms and conditions thereof and (b) if Trius' board of directors determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then Trius and its representatives may (i) furnish, pursuant to (but only pursuant to) a confidentiality agreement no less favorable to Trius than those contained in the confidentiality agreement Cubist entered into with Trius (such confidentiality agreement, an "Acceptable Confidentiality Agreement"), information (including non-public information) with respect to Trius to the person or group of persons who has made such Acquisition Proposal; provided that Trius concurrently provides to Cubist any non-public information concerning Trius that is provided to any person given such access which was not previously provided to Cubist or its representatives and (ii) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal.

        Trius shall, within 24 hours, notify Cubist orally and in writing in the event Trius or any of its representatives receives any inquiries, proposals, offers or requests for non-public information with respect to an Acquisition Proposal and it shall also provide to Cubist a summary of the material terms and conditions of any Acquisition Proposal and keep Cubist reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including the identity of the persons who made the Acquisition Proposal) on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation). Upon the request of Cubist, Trius shall reasonably inform Cubist of the status of such Acquisition Proposal. Trius will not enter into any confidentiality agreement with any person subsequent to July 30, 2013 which prohibits Trius from providing any information to Cubist in accordance with the Merger Agreement or otherwise prohibits Trius from complying with its obligations under the Merger Agreement. Trius further agrees that it will not provide information to any person pursuant to any confidentiality agreement entered into prior to the date of the Merger Agreement unless such person agrees, prior to receipt of such information, to waive any provision that would prohibit Trius from providing any information to Cubist in accordance with the Merger Agreement or otherwise prohibit Trius from complying with its obligations under the Merger Agreement.

        Notwithstanding the above limitations, the Merger Agreement does not prohibit Trius from (a) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, provided that such disclosure does not constitute a Company Adverse Change Recommendation (as defined below) or (b) making any disclosure to its stockholders that is required by applicable Legal Requirements.

        If any of Trius' representatives takes any action which, if taken by Trius, would constitute a breach of the restrictions described above in "Alternative Acquisition Proposals," Trius shall be deemed to be in breach of such restriction.

        A "Superior Offer" is defined in the Merger Agreement to mean a bona fide written Acquisition Proposal that Trius' board of directors determines, in its good faith judgment, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that Trius' board of directors deems relevant, and if consummated, would result in a transaction more favorable to Trius' stockholders (solely in their capacity as such) from a financial point of view than the Offer and Merger and any revised items thereof; provided that for purposes of the definition of "Superior Offer," the references to "20%" in the definition of Acquisition Proposal shall be deemed to be references to "80%."

        In the Merger Agreement, Trius has agreed that neither Trius' board of directors nor any committee thereof will, unless the Merger Agreement has been properly terminated (as described above under "Termination of the Merger Agreement"), (a) withdraw or modify in a manner adverse to Cubist or Purchaser, or publicly propose to withdraw or modify in a manner adverse to Cubist or Purchaser, the approval or recommendation by Trius' board of directors or any such committee of the Offer, the Merger Agreement, or the Merger, (b) approve, recommend or declare advisable, or publicly propose to approve, recommend, or declare advisable, any Acquisition Proposal (any action referred to in the foregoing clauses (a) and (b) being referred to as a "Company Adverse Change Recommendation") or (c) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Trius to enter into any contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, Trius to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Offer or Merger (other than an Acceptable Confidentiality Agreement).

        Notwithstanding anything to the contrary described in this Section "Alternative Acquisition Proposals," at any time prior to the Offer Acceptance Time, Trius may make a Company Adverse Change Recommendation if Trius receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of the no solicitations requirements of the Merger Agreement) from any person that has not been withdrawn, after consultation with outside legal counsel, and Trius' board of directors determining, in good faith, that such Acquisition Proposal is a Superior Offer. Trius may also terminate the Merger Agreement pursuant to clause (f) of the "Termination of the Merger Agreement" section above to enter into a Specified Agreement with respect to such Superior Offer, if and only if: Trius' board of directors determines in good faith, after consultation with Trius' outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of Trius' board of directors to Trius' stockholders under applicable Legal Requirements; Trius shall have given Cubist prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate the Merger Agreement pursuant to clause (f) of the "Termination of the Merger Agreement" section above at least four business days prior to making any such Company Adverse Change Recommendation or termination (a "Determination Notice") (which notice shall not constitute a Company Adverse Change Recommendation); and Trius shall have provided to Cubist the material terms and conditions of the Acquisition Proposal in accordance with clause (f) of the "Termination of the Merger Agreement" section above, Trius shall have given Cubist the four business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and shall have negotiated in good faith with Cubist with respect to such proposed revisions or other proposal, if any, and after considering the results of such negotiations and giving effect to the proposals made by Cubist, if any, after consultation with outside legal counsel, Trius' board of directors shall have determined, in good faith, that such Acquisition Proposal remains a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate the Merger Agreement pursuant to clause (f) of the "Termination of the Merger Agreement" section above would reasonably constitute a breach of fiduciary duties of the Trius board of directors to Trius' stockholders under applicable Legal Requirements. Issuance of any "stop, look and listen" communication by or on behalf of Trius pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this paragraph. The provisions in this paragraph shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to four business days shall be deemed to be two business days.

        Trius' board of directors may also make an Company Adverse Change Recommendation in the absence of an Acquisition Proposal and in response to any material event or development or material change in circumstances with respect to Trius that was neither known to Trius' board of directors, chief executive officer or chief financial officer, nor reasonably foreseeable as of or prior to the date of the Merger Agreement if Trius' board of directors has concluded in good faith, after consultation with outside counsel, that a Company Adverse Change Recommendation is necessary to comply with its fiduciary duties, provided, however, that Trius' board of directors shall not make a Company Adverse Change Recommendation unless Trius has (a) provided Cubist with a Determination Notice at least four business days' prior written notice advising Cubist that Trius' board of directors intends to take such action and specifying the reasons in detail and (b) provided Cubist with four business days after the Determination Notice to propose revisions and engaged in good faith negotiations with Cubist to amend the Merger Agreement to eliminate the need for the Company Adverse Change Recommendation.

        Conduct of Business.    The Merger Agreement provides that during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, Trius shall, except as otherwise required by the Merger Agreement, applicable Legal Requirements, consented to in writing by Cubist, or as described in the Company Disclosure Schedule, conduct its business in all material respects in the ordinary course consistent with past practices. Trius will use its commercially reasonable efforts to preserve intact the material components of its current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain its relations and good will with all material suppliers, material customers, Governmental Bodies and other material business relations.

        The Merger Agreement provides that during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, Trius shall not:

          (a)   Establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any of its Shares (including Trius' common stock), or repurchase, redeem or otherwise reacquire any of its Shares (including any Trius common stock), or any rights, warrants or options to acquire any of its Shares, other than: (i) repurchases of shares of Trius common stock outstanding as of the date of the Merger Agreement pursuant to Trius' right (under written commitments in effect as of the date hereof) to purchase shares of Trius common stock held by an associate of Trius only upon termination of such associate's employment or engagement by Trius; (ii) repurchases of Trius options ("Company Options") or Trius warrants ("Company Warrants") (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on July 30, 2013 (in cancellation thereof) pursuant to the terms of any such Company Options or Company Warrants (in effect as of July 30, 2013) between Trius and an employee, consultant or member of the Trius' board of directors only upon termination of such person's employment or engagement by Trius; or (iii) in connection with withholding to satisfy the tax obligations with respect to Company Options or Company Warrants;

          (b)   Split, combine, subdivide or reclassify any shares of its capital stock or other equity interests;

          (c)   Sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant of (i) any capital stock, equity interest or other security, (ii) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security, or (iii) any instrument convertible into or exchangeable for any capital stock, equity interest or other security (except that Trius may issue Shares of its common stock as required to be issued upon the exercise of Company Options or Company Warrants outstanding as of the date of the Merger Agreement or pursuant to Trius' 2010 Employee Stock Purchase Plan (the "ESPP");

          (d)   Establish, adopt, terminate or amend any (i) salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, other equity-based award, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement, and (ii) employment, consulting, severance or similar agreement, and each other employee benefit plan, or arrangement, in each case that is (A) sponsored, maintained, contributed to or required to be contributed to by Trius for the benefit of any current or former employee of Trius, (B) with respect to which Trius has any liability or (C) to which Trius is a party (an "Employee Plan") or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans or grant any employee or director any increase in compensation, bonuses or other benefits; provided that Trius may (1) provide increases in salary, wages or benefits to non-executive officer employees in the ordinary course of business consistent with past practice; (2) amend any Employee Plans to the extent required by applicable Legal Requirements; (3) make usual and customary annual or quarterly bonus payments, commission payments and profit sharing payments in the ordinary course of business consistent with past practice in accordance with the bonus, commission and profit sharing plans existing on July 30, 2013; and (4) enter into agreements with consultants in the ordinary course of business consistent with past practices;

          (e)   Make any contribution to Trius' 401(k) plan, other than as required under the terms of such plan as in effect as of July 30, 2013 or make any required contribution in Shares;

          (f)    Enter into or amend any change-in-control or similar agreement with any executive officer, employee, director or independent contractor, enter into or amend any employment, severance or other material agreement with any executive officer or director or any employment, severance or other material agreement with any non-executive officer employee with an annual base salary greater than $200,000 or any consulting agreement with an independent contractor with an annual compensation greater than $200,000; or hire any employee with an annual base salary in excess of $200,000;

          (g)   Amend or permit the adoption of any amendment to the certificate of incorporation or bylaws of Trius;

          (h)   Form any subsidiary, acquire any equity interest in any other entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

          (i)    Make or authorize any capital expenditure (except that Trius may make any capital expenditure that: (i) is provided for in its capital expense budget either delivered or made available to Cubist or Cubist's representatives prior to the date of the Merger Agreement, which expenditures shall be in accordance with the categories set forth in such budget; or (ii) when added to all other capital expenditures made on behalf of Trius since the date of the Merger Agreement but not provided for in Trius' capital expense budget either delivered or made available to Cubist or Cubist's representatives prior to the date of the Merger Agreement, does not exceed $200,000 individually and $500,000 in the aggregate);

          (j)    Acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material encumbrance (other than the Permitted Encumbrances defined in the Merger Agreement) any material right or other material asset or property (except, in the case of any of the foregoing (i) in the ordinary course of business consistent with past practice (including entering into clinical trial agreements and material transfer agreements in the ordinary course of business consistent with past practice), (ii) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of Trius and (iii) as provided for in Trius' capital expense budget delivered or made available to Cubist or Cubist's representatives prior to the date of the Merger Agreement or when added to all other capital expenditures made on behalf of Trius since the date of the Merger Agreement but not provided for in Trius' capital expense budget either delivered or made available to Cubist or Cubist's representatives prior to the date of the Merger Agreement, does not exceed $200,000 individually and $500,000 in the aggregate);

          (k)   Make any loans, advances or capital contributions to, or investments in, any other person (other than short-term borrowings of not more than $250,000 in the aggregate, incurred in the ordinary course of business consistent with past practice or customary advances to employees for travel and business expenses in the ordinary course of business and in compliance with Trius' policies related thereto);

          (l)    Amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any material contract or enter into any contract which if entered into prior to the date of the Merger Agreement would have been a material contract, excluding any clinical trial agreements and material transfer agreements entered into in the ordinary course of business consistent with past practice;

          (m)  Except as may be required by applicable Legal Requirement, change any of the accounting practices or principles used by Trius for tax purposes, change or amend any material tax election or settle or compromise any material federal, state, local or non-U.S. tax liability, change its annual tax accounting period, change any material method of tax accounting, enter into any closing agreement relating to any material tax, file any amended material tax return, file any material tax return in a manner inconsistent with past practice, surrender any right to claim a material tax refund, or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment;

          (n)   Commence any legal proceeding, except in such cases where Trius reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that Trius consults with Cubist and considers the views and comments of Cubist with respect to such legal proceedings prior to commencement thereof); or in connection with a breach of the Merger Agreement or any other agreements contemplated hereby;

          (o)   Settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than (i) any legal proceeding relating to a breach of the Merger Agreement or (II) pursuant to a settlement that does not relate to the Offer or Merger and in the case of (II): (A) that results solely in a monetary obligation involving only the payment of monies by Trius of not more than $250,000 in the aggregate; or (B) that results solely in a monetary obligation that is funded by an indemnity obligation to or, an insurance policy of, Trius and the payment of monies by Trius that together with any settlement made under subsection (A) of this clause (o) are not more than $250,000 in the aggregate (not funded by an indemnity obligation or through insurance policies);

          (p)   Enter into any collective bargaining agreement or other agreement with any labor organization;

          (q)   Adopt or implement any stockholder rights plan or similar arrangement;

          (r)   Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Trius;

          (s)   Allow any material provisional patent application owned or licensed by Trius to expire without filing at least a patent application under the Patent Cooperation Treaty ("PCT") designating all countries, and in the case of any material PCT patent application owned or licensed by Trius, allow such PCT patent application to expire without minimally nationalizing the PCT patent application in the United States, Australia, Canada, Europe (designating all states) and Japan, and contacting Purchaser to discuss additional countries; or

          (t)    Authorize any of, or agree or commit to take, any of the actions described in clauses "(a)" through "(s)" above.

        Notwithstanding the foregoing, nothing shall give to Cubist or Purchaser, directly or indirectly, rights to control or direct the operations of Trius prior to the Offer Acceptance Time. Prior to the Effective Time, each of Cubist and Trius shall exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision of its and its, if applicable, subsidiaries' respective operations.

        Board of Directors.    The Merger Agreement provides that, upon the Offer Acceptance Time, and from time to time thereafter, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the board of directors of Trius as will give Purchaser representation on the board of directors of Trius equal to the product of (a) the total number of directors on the board of directors of Trius (after giving effect to any increase in the number of directors) and (b) the percentage that such number of Shares so purchased bears to the total number of then-outstanding Shares on a fully-diluted basis, and Trius will, upon request by Purchaser, promptly increase the size of the board of directors of Trius or use commercially reasonable efforts to seek the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will use commercially reasonable efforts to cause Purchaser's designees to be so elected or appointed. Subject to the applicable requirements of the Nasdaq Global Market, Trius will also use commercially reasonable efforts to cause individuals designated by Purchaser to constitute the same percentage of each committee of the board of directors of Trius as the percentage of the entire board of directors of Trius represented by individuals designated by Purchaser. Trius' obligations to appoint designees to the board of directors of Trius will be subject to Section 14(f) of the Exchange Act. At the request of Purchaser, Trius will file with the SEC and mail to the holders of Shares the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Cubist and Purchaser will supply to Trius all information with respect to themselves and their respective officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and Trius and Purchaser will be solely responsible for such information. For purposes of the Merger Agreement, such information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder that is filed with the SEC and mailed to holders of Shares will be considered part of the Schedule 14D-9.

        Trius, Cubist and Purchaser shall cause the board of directors of Trius to include, at all times prior to the Effective Time, at least three of the members of the board of directors of Trius, selected by the members of the board of directors of Trius, who were directors of Trius on July 30, 2013 ("Continuing Directors"), each of whom shall be an "independent director" as defined by Rule 5605(a)(2) of the Nasdaq Marketplace Rules and eligible to serve on Trius' audit committee under the Exchange Act and the applicable requirements of the Nasdaq Global Market; provided, however, that if at any time prior to the Effective Time there shall be fewer than three Continuing Directors serving as directors of Trius for any reason, then the board of directors of Trius shall take all necessary action (including creating a committee of the board of directors of Trius) to cause an individual selected by the remaining Continuing Directors (or Continuing Director, if there shall be only one Continuing Director remaining) who satisfies the foregoing independence requirements and who is not an officer, director, stockholder or designee of Cubist or any of its affiliates to be appointed to serve on the board of directors of Trius (and such individual shall be deemed to be a Continuing Director for all purposes under the Merger Agreement).

        Following the election or appointment of Purchaser's designees and prior to the Effective Time, a majority of the Continuing Directors (or the Continuing Director if there is only one) must authorize any of the following: (a) any action by Trius with respect to any amendment, supplement, modification, or waiver of any term of the Merger Agreement, (b) any termination of the Merger Agreement by Trius, (c) any extension of time for the performance of any of the obligations or other acts of Cubist or Purchaser under the Merger Agreement, (d) any waiver of compliance with any of the agreements or conditions under the Merger Agreement that are for the benefit of Trius, (e) any amendment to Trius' certificate of incorporation or bylaws, (f) any authorization of an agreement between Trius and any of its affiliates, on the one hand, and Cubist, Purchaser or any of their affiliates, on the other hand, (g) any exercise of Trius' rights or remedies under the Merger Agreement, and (h) any action to seek to enforce any obligation of Cubist or Purchaser under the Merger Agreement (or any other action by the board of directors of Trius with respect to the Merger Agreement, the Offer or the Merger if such other action adversely affects, or could reasonably be expected to adversely affect, any of the holders of Shares other than Cubist or Purchaser). For purposes of considering any such matter, the Continuing Directors will be permitted to meet without the presence of the other directors. The Continuing Directors will have the authority to retain such counsel (which may include current counsel to Trius) and other advisors at the expense of Trius as determined by the Continuing Directors and will have the authority to institute any action on behalf of Trius to enforce performance of the Merger Agreement or any of Trius' rights thereunder. Trius will indemnify and advance expenses to, and Cubist will cause Trius to indemnify and advance expenses to, the Continuing Directors in connection with their service as directors of Trius prior to the Effective Time to the fullest extent permitted by applicable Legal Requirement.

        In the event that Purchaser's designees are elected or appointed to the board of directors of Trius until the Effective Time, (a) the board of directors of Trius will have at least such number of directors as may be required by the Nasdaq Global Market rules or the federal securities Legal Requirements who are considered independent directors within the meaning of such rules and Legal Requirements ("Independent Directors") and (b) each committee of the board of directors of Trius that is required (or a majority of which is required) by the Nasdaq Global Market rules or the federal securities Legal Requirements to be composed solely of Independent Directors will be so composed; provided, however, if the number of Independent Directors is reduced below the number of directors as may be required by such rules or Legal Requirements for any reason, the remaining Independent Director(s) will be entitled to designate persons to fill such vacancies who will be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors will designate such number of directors as may be required by the Nasdaq Global Market rules and the federal securities Legal Requirements to fill such vacancies who will not be stockholders or affiliates of Cubist or Purchaser, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement.

        Stock Options, Employee Stock Purchase Plan and Warrants.    As of the Offer Acceptance Time, each Company Option that is then outstanding and unexercised, whether or not vested, shall be cancelled. Further, with respect to those persons holding such cancelled options whose service relationship with Trius has not terminated more than three months prior to the Offer Acceptance Time, such cancelled options shall be converted into the right to receive (a) a cash payment equal to (i) the excess, if any, of (A) the Closing Amount over (B) the exercise price payable per Share under such Company Option, multiplied by (ii) the total number of shares of Trius common stock subject to such Company Option immediately prior to the Offer Acceptance Time (without regard to vesting) and (b) a CVR with respect to the total number of shares of Trius common stock subject to such Company Option immediately prior to the Offer Acceptance Time (without regard to vesting). No holder of a Company Option that has an exercise price per Share that is equal to or greater than the Closing Amount shall be entitled to any payment with respect to such cancelled Company Option before or after the Offer Acceptance Time.

        Prior to the Offer Acceptance Time, Trius shall take all actions necessary under its Amended and Restated 2006 Equity Incentive Plan, 2010 Equity Incentive Plan, and the Amended and Restated 2010 Non-Employee Directors' Stock Option Plan (the "2010 Director's Plan") (collectively, the "Company Equity Plans") and award agreements pursuant to which Company Options are outstanding or otherwise to (a) immediately prior to the Offer Acceptance Time, accelerate the vesting and exercisability of each unexpired and unexercised Company Option then outstanding and then held by a person whose service relationship with Trius had not terminated more than three months prior to the Offer Acceptance Time (or one year prior to the Offer Acceptance Time, with respect to the 2010 Director's Plan) so that each such Company Option shall be fully vested and exercisable prior to the Offer Acceptance Time, (b) terminate each Company Equity Plan (except as otherwise agreed by Cubist) and (c) cause, as of the Offer Acceptance Time, each unexpired and unexercised Company Option then outstanding as of immediately prior to the Offer Acceptance Time, whether vested or unvested (and each plan, if any, under which any Company Option may be granted except, with respect to any such plan, as otherwise agreed by Cubist) to be cancelled, terminated and extinguished, subject, if applicable, to payment pursuant to the Merger Agreement.

        Prior to the September 11, 2013, the scheduled Expiration Date, Trius shall use its commercially reasonable efforts to (a) provide holders of each outstanding and unexercised Company Warrant with written notice of the Merger, including the effect of the Merger on such Company Warrant, and (b) to the extent permitted pursuant to certain Company Warrants (which do not include Company Warrants issued pursuant to that certain Securities Purchase Agreement dated May 24, 2011, by and between Trius and purchasers listed therein) of the Merger Agreement, to cause each such outstanding and unexercised Company Warrant to be cancelled as of the Effective Time in exchange for the right to receive with respect to each share of Trius common stock issuable upon the exercise of such Company Warrant an amount in cash equal to (i) (A) the Closing Amount minus (B) the exercise price per share of Trius common stock provided under the terms of such Company Warrant and (ii) one CVR. Following the Effective Time, Parent shall cause the Surviving Corporation to assume certain Company Warrants and take all actions necessary and required to comply with the terms of such Company Warrants.

        Trius shall take all actions necessary or required under the ESPP and Legal Requirements prior to the Offer Acceptance Time to (a) ensure that, except for the six month purchase period under the ESPP that commenced on May 21, 2013, no purchase period or offering period shall be authorized or commenced on or after the date of the Merger Agreement, (b) ensure that, for the offering period commenced on May 21, 2013, no employee who is not a participant in the ESPP as of the date of the Merger Agreement may become a participant after the date thereof and (c) if the consummation of the Merger shall occur prior to the end of the offering period in existence under the ESPP on July 30, 2013, cause the rights of participants in the ESPP with respect to any such offering period then underway under the ESPP to be determined by treating the last business day prior to the Offer Acceptance Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. Trius shall terminate the ESPP in its entirety effective as of the Offer Acceptance Time. Prior to the Offer Acceptance Time, Trius shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to such transactions.

        Indemnification and Insurance.    Under the Merger Agreement, Cubist has agreed to, and shall cause the Surviving Corporation to, indemnify and hold harmless for a period of six years the individuals who were directors or officers of Trius as of July 30, 2013 (the "Indemnified Persons" and, each, an "Indemnified Person") for their acts and omissions occurring prior to the Effective Time, as provided in Trius' certificate of incorporation and bylaws and indemnification agreements between Trius and the Indemnified Persons, each as in effect as of July 30, 2013.

        The Surviving Corporation will maintain in effect for six years from the Effective Time Trius' existing policies of directors' and officers' liability insurance maintained by Trius for the Indemnified Persons as of July 30, 2013 with respect to acts or omissions occurring prior to the Effective Time in their capacities as directors and officers of Trius (as applicable), on terms no less favorable than the existing policy so long as the annual premium therefor would not be in excess of 250% of the annual premium currently payable by Trius with respect to such existing policy. If the annual premiums payable for such insurance coverage exceed such amount, Cubist shall cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount. Under the Merger Agreement, Cubist or Trius may, at or prior to the Effective Time, purchase a six-year "tail" policy from a nationally recognized insurance broker approved by Cubist to satisfy all obligations to obtain and maintain insurance.

        Representations and Warranties.    The Merger Agreement contains various representations and warranties made by Trius to Cubist and Purchaser, including representations relating to due organization, capitalization, SEC filings, financial statements, absence of changes, title to assets, real property and equipment, intellectual property, material contracts, absence of undisclosed liabilities, compliance with Legal Requirements, regulatory matters, certain business practices, governmental authorizations, tax matters, employee matters and benefit plans, environmental matters, insurance, legal proceedings, due authorization, the Required Stockholder Vote, non-contravention and consents, an opinion of financial advisors, and brokers and other advisors. These representations and warranties were made to and solely for the benefit of Cubist and Purchaser as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the Company Disclosure Schedule and by certain portions of the SEC filings filed by Trius prior to the date of the Merger Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of Trius or Cubist without considering the entirety of public disclosure about Trius and Cubist as set forth in their respective SEC filings.

        Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Trius' public disclosures. Certain representations and warranties in the Merger Agreement provide exceptions for items that are not reasonably likely to have a "Material Adverse Effect."

        For purposes of the Merger Agreement and the Offer, a "Material Adverse Effect" means events, violations, inaccuracies, circumstances or other matters that, individually or in the aggregate, have a material adverse effect on (a) the business, assets, financial condition or results of operations of Trius or (b) the ability of Trius to consummate the Offer and Merger in a timely manner on the terms set forth in the Merger Agreement; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on Trius for purposes of clause (a) above: (i) any change in the market price or trading volume of Trius' stock; (ii) any event, violation, inaccuracy, circumstance or other matter directly resulting from the announcement or pendency of the Offer and Merger (other than for purposes of any representation or warranty regarding non-contravention; consents but subject to disclosures in the Company Disclosure Schedule); (iii) any event, occurrence, circumstance, change or effect in the industries in which Trius operates or in the economy generally or other general business, financial or market conditions, except to the extent that Trius is adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects Trius relative to other participants in the industries in which Trius operates or the economy generally, as applicable; (vi) any effect, circumstance or other matter resulting from, arising out of or relating to any conditions or events that occur in connection with Trius' GyrB/ParE program, including any preclinical studies or the results of the studies or announcements thereof; (vii) any effect, circumstance or other matter resulting from, arising out of or relating to the failure of the U.S. Food and Drug Administration (the "FDA") or any other Governmental Body or any panel or advisory body empowered or appointed by any Governmental Body to accept any new drug application ("NDA") submitted by Trius solely based upon Trius' initial filing, including any requests for additional information; (viii) any effect, circumstance or other matter resulting from, arising out of or relating to the FDA's or any other Governmental Body's inspection of Trius' (or its contractor's) manufacturing facility or facilities to assess compliance with the FDA's current good manufacturing practice regulations, or cGMP, and related rules and regulations and analogous foreign rules and regulations, to assure that the facilities, methods and controls are adequate to preserve Trius' drug tedizolid phosphate's (TR-701) identity, strength, quality and purity, including the issuance of any deficiencies or requests for additional information or submissions before the FDA or such other Governmental Body will consider approval of any NDA or analogous request for marketing approval for tedizolid phosphate submitted by Trius; and (ix) the failure of Trius to meet internal or analysts' expectations or projections or the results of operations of Trius; (x) any adverse effect arising directly from or otherwise directly relating to any action taken by Trius at the written direction of Cubist or any action specifically required to be taken by Trius, or the failure of Trius to take any action that Trius is specifically prohibited by the terms of the Merger Agreement from taking to the extent Cubist fails to give its consent thereto after a written request therefor pursuant to the Merger Agreement; (xi) any change resulting or arising from the identity of, or any facts or circumstances relating to, Cubist, Purchaser or any of their respective affiliates, (xii) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement or generally accepted accounting principles ("GAAP") (or interpretations of any Legal Requirement or GAAP) or (xiii) any change or prospective change in Trius' credit ratings; it being understood that the exceptions in clauses "(i)", "(ix)" and "(xiii)" shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to in the Merger Agreement (if not otherwise falling within any of the exceptions provided by clauses "(ii)" through "(viii)" or "(x)" through "(xii)" hereof) is or would be reasonably likely to be a Material Adverse Effect.

        Employee Benefits.    Cubist shall provide, or cause to be provided, for a period of one year following the Effective Time, to those employees of Trius who are employed by Trius as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any affiliate thereof) during such one year period (the "Continuing Employees") base salary and base wages, short-term cash incentive compensation opportunities and benefits (including severance benefits) (excluding equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and benefits (including severance benefits) (excluding equity based compensation) provided to such Continuing Employees immediately prior to the execution of the Merger Agreement. Trius shall use its commercially reasonable efforts to implement a severance plan, including approving such arrangements in accordance with Rule 14d-10(d)(2) under the Exchange Act, that is reasonably acceptable to Cubist comprising cash payments with a value of not more than $6,000,000.

        Continuing Employees are eligible to continue to participate in the Surviving Corporation's health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under Trius' health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (a) nothing shall limit the right of Cubist or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (b) if Cubist or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees shall be eligible to participate in the Surviving Corporation's health and welfare benefit plans to the extent that coverage under such plans is replacing comparable coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time. To the extent that service is relevant for eligibility or vesting under any health or welfare benefit plan of Cubist and/or the Surviving Corporation, then Cubist shall use its commercially reasonable efforts to ensure that such health or welfare benefit plan shall, for purposes of eligibility and vesting, but not for purposes of benefit accrual, credit Continuing Employees for service prior to the Effective Time with Trius to the same extent that such service was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of Trius. In addition, Cubist and/or the Surviving Corporation shall credit each Continuing Employee with paid time off equal to the accrued paid time off such Continuing Employee had accrued with Trius that was unused as of the Effective Time. For purposes of determining the amount of paid time off only, to the extent that service is relevant for benefit levels, Cubist shall use its commercially reasonable efforts to ensure that any Employee Plan of Cubist and/or the Surviving Corporation shall, for purposes of benefit levels, credit Continuing Employees for service prior to the Effective Time with Trius to the same extent that such service was recognized prior to the Effective Time under the corresponding Employee Plan of Trius. Nothing in the Merger Agreement shall be construed to create a right in any person to employment with Cubist, the Surviving Corporation or any other Affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee shall be "at will" employment.

        No provision of the foregoing paragraph is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Merger Agreement or have the right to enforce the provisions thereof.

        Amendments.    The Merger Agreement may be amended prior to the Effective Time with the approval of the respective boards of directors of Cubist and Trius; provided that, after the Offer Acceptance Time, no amendment shall be made which decreases the Merger Consideration and, after the approval of the Merger Agreement by the stockholders, no amendment shall be made which by applicable Legal Requirements requires further approval by such stockholders without obtaining such further approval.

Contingent Value Rights Agreement and CVRs.

        Cubist has agreed, at or prior to the Acceptance Time, to enter into the Contingent Value Rights Agreement, which will govern the terms of the CVRs. The following description assumes that the Contingent Value Rights Agreement will be duly executed by Cubist and the Rights Agent. The Contingent Value Rights Agreement sets forth the circumstances under which Cubist will be obligated to deposit with the Rights Agent the contingent cash payments for distribution to the holders of CVRs and the procedures for making such distributions.

        Contingent Value Milestone.    The holders of CVRs will have the contractual right to receive up to $2.00 per CVR. Pursuant to the Contingent Value Rights Agreement, if, during the period from and including January 1, 2016 through and including December 31, 2016 (the "Sales Milestone Period"), the cumulative net sales of any pharmaceutical product that contains tedizolid; Trius' proprietary second-generation oxazolidinone, tedizolid phosphate; or any other oxazolidinone derivative, the composition of matter, manufacture, use, importation, sale or offer for sale of which is within the scope of the patent(s) and/or patent application(s) held by or licensed to Trius relating to tedizolid or tedizolid phosphate, and is intended for intravenous, intramuscular, subcutaneous, oral or sublingual administration, including, in each case, all formulations and line extensions thereof (the "Product") worldwide, other than in China, Japan and substantially all other countries in Asia (excluding North and South Korea), Africa, Latin America and the Middle East, exceeds $125 million (the "Sales Milestone"), each CVR holder would be entitled to receive $1.00 per CVR. Additionally, each CVR holder would be entitled to receive an additional $0.10 per CVR for each $1 million by which net sales of the Product worldwide, other than in China, Japan and substantially all other countries in Asia (excluding North and South Korea), Africa, Latin America and the Middle East, exceed $125 million during the Sales Milestone Period (which is not to exceed $2.00 per CVR collectively with the Sales Milestone).

        Cubist has agreed to use certain diligent efforts to achieve the Sales Milestone, which efforts generally require Cubist, in carrying out its obligations or causing its affiliates and licensees to carry out their respective obligations, to use those efforts normally used by persons in the pharmaceutical business similar in size and resources to Cubist relating to seeking regulatory approval for a product candidate or commercialization of an approved product that is of similar market potential at a similar stage in its development or product life, taking into account issues of market exclusivity, product profile, including efficacy, safety, tolerability and convenience, the competitiveness of alternate products in the marketplace or under development, the availability of existing forms or dosages of the Product for other indications, the launch or sales of a generic or biosimilar product, the regulatory environment and the profitability of the Product (including pricing and reimbursement status) and other relevant considerations, including technical, commercial, legal, scientific and/or medical factors.

        In general, for purposes of the Contingent Value Rights Agreement, "net sales" will be determined as the gross amount invoiced by or on behalf of Cubist for the Product, less certain permitted deductions including, without limitation, customary trade and quality discounts, returns, rebates, tariffs, reserves for uncollectibles, discounts, shipping and handling expenses and required distribution commissions and fees.

        Payments with Respect to CVRs.    If the Sales Milestone is not achieved, no payment will become payable to the holders of CVRs. It is possible that the Sales Milestone will not be achieved, in which case you will receive only the Closing Amount for any Shares you tender in the Offer. It is not possible to predict whether will become payable with respect to the CVRs.

        Cubist is required to deliver a notice to the Rights Agent on or before February 15, 2017 indicating whether the Sales Milestone was achieved and a net sales statement certified by Cubist's chief financial officer for the fiscal year ended December 31, 2016 along with any letter of instruction required by the Rights Agent. The Contingent Value Rights Agreement requires Cubist to promptly deposit with the Rights Agent for payment to the holders of CVRs the applicable contingent cash payment amount owed, if any. The Rights Agent will pay the applicable contingent cash payment amount, if any, and send a copy of the applicable notice to each holder of a CVR within 10 business days of receipt of Cubist's notice relating to such milestone. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

        Audit Rights.    CVR holders representing 35% of the outstanding CVRs have the right to request, at Cubist's expense, that an independent auditor verify the accuracy of any net sales statement relating to the Sales Milestone within 120 days of the delivery of the net sales statement. If an independent auditor finds that any payment should have been paid but was not paid, Cubist would be required to pay the amount owed, plus interest, within 10 days of the receipt of the independent auditor's report.

        Restrictions on Transfer.    The CVRs will not be transferable except:

          (a)   on death by will or intestacy;

          (b)   pursuant to a court order;

          (c)   by operation of law; and

          (d)   in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner, to the extent allowable, by the Book-Entry Transfer Facility.

        The Rights Agent will keep a register for the purpose of registering the CVRs and any permitted transfers of the CVRs in accordance with the Contingent Value Rights Agreement. In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Cubist, Trius or us.

        Amendments to the Contingent Value Rights Agreement.    Without the consent of any CVR holders or the Rights Agent, Cubist may enter into one or more amendments to the Contingent Value Rights Agreement to evidence the succession of another person to Cubist and the assumption by any such successor of the covenants of Cubist in the Contingent Value Rights Agreement.

        Without the consent of any CVR holders, Cubist and the Rights Agent may enter into one or more amendments, for any of the following purposes:

          (a)   to evidence the succession of another person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent in the Contingent Value Rights Agreement;

          (b)   to add to the covenants of Cubist such further covenants, restrictions, conditions or provisions as Cubist and the Rights Agent will consider to be for the protection of the CVR holders; provided that, in each case, such provisions do not adversely affect the interests of the CVR holders;

          (c)   to cure any ambiguity, to correct or supplement any provision in the Contingent Value Rights Agreement that may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the Contingent Value Rights Agreement; provided that, in each case, such provisions do not adversely affect the interests of the CVR holders;

          (d)   as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act;

          (e)   to reduce the number of CVRs, in the event any CVR holder renounces such holder's rights under the Contingent Value Rights Agreement; or

          (f)    any other amendments to the Contingent Value Rights Agreement for the purpose of adding, eliminating or changing any provisions of the Contingent Value Rights Agreement, unless such addition, elimination or change is adverse to the interests of the CVR holders.

        Subject to the provisions described above, with the consent of the holders of at least a majority of the outstanding CVRs, Cubist and the Rights Agent may enter into one or more amendments to the Contingent Value Rights Agreement for the purpose of adding, eliminating or changing any provisions of the Contingent Value Rights Agreement, even if such addition, elimination or change is materially adverse to the interest of the holders; provided, however, that no such amendment shall, without the consent of the holders of 66% of the outstanding CVRs:

          (a)   modify in a manner adverse to the holders (i) any provision contained in the Contingent Value Rights Agreement with respect to the termination of the Contingent Value Rights Agreement or the CVRs, (ii) the time for, and amount of, any payment to be made to the holders pursuant to the Contingent Value Rights Agreement, or (iii) the definition of the Sales Milestone,

          (b)   reduce the number of CVRs, or

          (c)   modify any of the amendment provisions of the Contingent Value Rights Agreement which require consent of the holders of CVRs, except to increase the percentage of holders from whom consent is required or to provide that certain provisions of the Contingent Value Rights Agreement cannot be modified or waived without the consent of the holder of each outstanding CVR affected thereby.

        Governing Law.    Any actions arising under the Contingent Value Rights Agreement shall be governed by Delaware law.

        Termination of the Contingent Value Rights Agreement.    The Contingent Value Rights Agreement will terminate and no payments will be required to be made upon the earlier of (a) the payment of all potential contingent cash payment amounts required to be paid under the Contingent Value Rights Agreement and (b) 120 days after Cubist delivers the final net sales statement to the Rights Agent, unless an audit has been properly requested, in which case until such audit is complete. In no event will payment be due on sales of the Product consummated prior to January 1, 2016 or after December 31, 2016.

        The above summary of the material provisions of the Contingent Value Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Contingent Value Rights Agreement. Copies of the Contingent Value Rights Agreement and Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—"Information Concerning Trius" and Section 9—"Information Concerning Cubist and Purchaser." For a complete understanding of the Contingent Value Rights Agreement, you are encouraged to read the full text of the Contingent Value Rights Agreement.

Tender and Voting Agreement

        In connection with the Merger Agreement, Cubist and Purchaser have entered into Tender and Voting Agreements with each of the executive officers, directors and certain stockholders affiliated with the directors of Trius, pursuant to which each has agreed to tender into the Offer the Shares held by them, as well as their stockholder affiliates. Collectively, the executive officers and directors of Trius, and their stockholder affiliates, have agreed to tender into the Offer 10,640,566 Shares held by them, or 22% of the issued and outstanding Shares. The following summary of certain provisions of the Tender and Voting Agreements is qualified in its entirety by reference to the form of Tender and Voting Agreement itself, which is incorporated herein by Exhibit 10.2 to the Current Report on Form 8-K filed by Cubist on August 1, 2013.

        Interested parties should read the Tender and Voting Agreement in its entirety for a more complete description of the provisions summarized below.

        Pursuant to the Tender and Voting Agreements, each of the executive officers, directors and certain stockholders affiliated with the directors of Trius, has irrevocably appointed Cubist as their proxy to vote the Shares to which each executive officer and director, as well as their stockholder affiliates, has voting power and is held in their name, place and stead, at any annual, special or other meeting or action of the stockholders of Trius, as applicable, or at any adjournment thereof, whether before or after the Acceptance Time, solely for the adoption of the Merger Agreement and the approval of the Merger.

        Each of the executive officers, directors and certain stockholders affiliated with the directors of Trius, agreed to tender the Shares beneficially owned by such executive officer, director or their stockholder affiliates for the Offer Price no later than 10 business days following the commencement of the Offer, or if such executive officer or director has not received the offer documents by such time, within two business days following receipt of such documents and in any event prior to the Expiration Date. No executive officer or director may withdraw any such Shares so tendered unless the Offer is termination.

        During the term of their Tender and Voting Agreement, except as otherwise provided therein, each executive officer and director, as well as their stockholder affiliates, agreed not to:

  (a)
  directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Shares held by him, or agree to do any of the foregoing; or

  (b)
  take any action which would have the effect of preventing or disabling them from performing their obligations under the Tender and Voting Agreement.

        The Tender and Voting Agreement, and all of our rights and obligations and those of Cubist and its stockholders will terminate on the earlier of: (a) the day after the Merger is consummated, (b) the End Date, (c) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to Stockholder; provided that any substitution of a cash payment paid on the consummation of the Merger for an identical value of potential payments under the Contingent Value Rights Agreement shall not result in a termination of the Tender and Voting Agreement, and (d) the termination of the Merger Agreement.

Confidentiality Agreement

        Cubist and Trius entered into a Mutual Non-Disclosure Agreement on July 24, 2012, as amended pursuant to which the parties agreed, subject to certain exceptions, to keep confidential certain non-public information provided by Trius for the purposes of evaluating a possible transaction between Cubist and Trius.

Plans for Trius

        After we purchase the Shares pursuant to the Offer, we will be entitled to designate such number of directors on Trius' board of directors in proportion to our ownership of the outstanding Shares, as described above under "Board of Directors." Following completion of the Offer and the Merger, Cubist intends to operate Trius as a direct subsidiary of Cubist under the direction of Cubist's management.

        Cubist intends to continue to review Trius' business, operations, capitalization and management. Accordingly, Cubist reserves the right to change its plans and intentions at any time, as it deems appropriate.

        If permitted by applicable law, subsequent to completion of the Offer and Merger or any subsequent offering period, if necessary, Cubist plans to delist the Shares of Trius from the Nasdaq Global Market.

Extraordinary Corporate Transactions

        Except as indicated in this Offer to Purchase, Cubist has no present plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Trius or any of its subsidiaries, (b) any purchase, sale or transfer of a material amount of assets of Trius or any of its subsidiaries, (c) any material change in the present dividend rate policy, or indebtedness or capitalization of Trius, (d) any change to Trius' present management, (e) any other material changes in Trius' corporate structure or business, or (f) any class of equity securities of Trius becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

Appraisal Rights

        Holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares (that did not tender their Shares in the Offer) at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL (the "Appraisal Provisions") to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the Surviving Corporation in the Merger do not agree on such fair value, the stockholder will have the right to a judicial determination of fair value of such stockholder's Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with any interest as determined by the court. Any such judicial determination of the fair value of such Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of such Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. Under the Merger Agreement, the fair value of the Shares will be determined without regard to the Top-Up Option, the Top-Up Shares, or any promissory note delivered by Purchaser or Cubist to Trius in payment for the Top-Up Shares.

        The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions. A complete text of Section 262 of the DGCL is set forth as Annex II hereto. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

Going-Private Transactions

        Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions. We and Cubist do not believe that Rule 13e-3 will be applicable to the Merger because it is anticipated that the Merger will be consummated within one year after the completion of the Offer and in the Merger, stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in the Merger be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger.

13.   Dividends and Distributions

        The Merger Agreement provides that from the date of the Merger Agreement, until the earlier of the Effective Time and the termination of the Merger Agreement, Trius may not declare, accrue, set aside for payment or pay any dividend or other distribution in respect of any Shares or otherwise make any payments to stockholders in their capacity as such, except for dividends or distributions or payments made in connection with the repurchase of Shares pursuant to Trius' right to purchase Shares, Company Options and Company Warrants upon termination of a person's employment or engagement at Trius or in connection with any tax withholdings with respect to options or warrants.

14.   Conditions of the Offer

        The Merger Agreement provides that we will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer upon termination of the Merger Agreement and at any scheduled Expiration Date (subject to any extensions of the Offer) or amend the Offer as otherwise permitted by the Merger Agreement, if any of the following conditions set forth in (a) through (h) below shall not be satisfied or waived in writing by Cubist:

          (a)   the Minimum Condition shall have been satisfied;

          (b)   (i) the representations and warranties of Trius set forth in Sections 3.3(a), 3.3(c) (first sentence) and 3.3(d) (Capitalization, Etc.) of the Merger Agreement shall have been accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such Offer Acceptance Time, except (other than a result of a willful breach by Trius) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to Trius, Cubist and their affiliates, individually or in the aggregate that is more than $2.0 million (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(i)) only as of such date);

             (ii)  the representations and warranties of Trius set forth in Sections 3.1(a) (Due Organization), 3.3 (Capitalization, Etc.) (other than Sections 3.3(a) and 3.3(c) (first sentence) and 3.3(d)), 3.20 (Authority; Binding Nature of Agreement), 3.21 (Section 203 of the DGCL Not Applicable), 3.22 (Vote Required), 3.24 (Opinion of Financial Advisors) (first sentence) and 3.25 (Brokers and Other Advisors) of the Merger Agreement shall have been accurate in all material respects as of the date of the Merger Agreement, and shall be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of the consummation of the Merger (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all Material Adverse Effect qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(ii)) only as of such date);

            (iii)  the representations and warranties of Trius set forth in Section 3.5(b) (Absence of Changes—No Material Adverse Effect) of the Merger Agreement shall have been accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of the consummation of the Merger (it being understood that any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded);

            (iv)  the representations and warranties of Trius set forth in the Merger Agreement (other than those referred to in clauses "(i)", "(ii)" or "(iii)" above) shall have been accurate in all respects as of the date of the Merger Agreement, and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all Material Adverse Effect qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Merger Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date);

          (c)   Trius shall have complied with or performed in all material respects all of its covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

          (d)   since the date of the Merger Agreement, there shall not have occurred any events, violations, inaccuracies or other matters deemed a Trius Material Adverse Effect that shall be continuing as of the Offer Acceptance Time;

          (e)   the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated;

          (f)    Cubist and Purchaser shall have received a certificate executed on behalf of Trius by Trius' chief executive officer and chief financial officer confirming that the conditions set forth in paragraphs (b), (c), and (d) of this Section 14 "Conditions to the Offer" have not occurred;

          (g)   there shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; provided, however, that we and Cubist shall not be permitted to invoke this clause (g) unless we have taken all actions required under the Merger Agreement to have any such order lifted;

          (h)   there shall not be pending any legal proceeding by a Governmental Body having authority over us, Cubist or Trius (A) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (B) seeking to restrain or prohibit Cubist's or its affiliates ownership or operation of the business of Trius, or of Cubist or affiliates, or to compel Cubist or any of its affiliates to dispose of or hold separate all or any portion of the business or assets of Trius or of Cubist or its affiliates or (C) seeking to impose or confirm material limitations on the ability of Cubist or any of its affiliates effectively to exercise full rights of ownership of the Shares; and

          (i)    the Merger Agreement shall not have been terminated in accordance with its terms.

        The foregoing conditions are for the sole benefit of us and Cubist, and may be asserted by us or Cubist at any time and from time to time until the Offer shall have expired or been terminated, regardless of the circumstances giving rise to such condition (except that our own action or inaction may not cause a failure of a condition to the Offer) and, except for the Minimum Condition, the foregoing conditions may be waived by us or Cubist in whole or in part at any time and from time to time, subject in each case to the terms of the Merger Agreement and applicable law. The foregoing conditions shall be determined subject to the principles of contract interpretation and construction under the applicable laws of the State of Delaware, which the parties elected to govern the interpretation and construction of the Merger Agreement. The failure by us or Cubist at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15.   Legal Matters

        Except as described in this Section 15, based on a review of publicly available filings made by Trius with the SEC and other publicly available information concerning Trius and information supplied by Trius, we are not aware of any license or regulatory permit that appears to be material to the business of Trius and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of Trius' subsidiaries) as contemplated in the Merger Agreement or of any approval or other action by any Governmental Body that would be required for the acquisition or ownership of the Shares by us as contemplated in the Merger Agreement. Should any such approval or other action be required, we and Cubist currently contemplate that such approval or other action will be sought. If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14 "Conditions of the Offer" of this Offer to Purchase for a description of certain conditions to the Offer.

        State Takeover Laws.    A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

        Trius is incorporated under the laws of Delaware. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as Trius from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the time that such person became an Interested Stockholder unless: (a) prior to such time the board of directors of the corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the Interested Stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to such time the Business Combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the Interested Stockholder. The foregoing description of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

        Trius' board of directors has approved the Merger Agreement and the transactions contemplated by the Merger Agreement for purpose of Section 203 of the DGCL.

        Based on information supplied by Trius and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the board of directors of Trius, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described in the Merger Agreement, neither we nor Cubist has currently attempted to comply with any state takeover statute or regulation. If any takeover law may become, or may purport to be, applicable to the Offer or the Merger, Cubist and Trius shall use their respective reasonable best efforts to take any necessary actions. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 14 "Conditions of the Offer" of this Offer to Purchase.

        Antitrust.    Cubist and Trius are required to file a Notification and Report Form with respect to the Offer under the HSR Act and to observe a statutory waiting period prior to completing the Offer. The acquisition of Shares pursuant to the Offer may only be consummated after the expiration or early termination of a 15-day waiting period commenced by the filing of a Notification and Report Form by Cubist with respect to the Offer. The Notification and Report Form is expected to be filed on

August 13, 2013. Accordingly, the required 15-day waiting period will expire at 11:59 p.m. Eastern time on August 28, 2013, unless earlier terminated or extended if we elect to withdraw and re-make our filing or if we receive a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the "Antitrust Division") or the FTC. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information from Cubist and Trius concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m. Eastern time on the tenth calendar day (extended to 11:59 p.m. Eastern time of the next regular business day if such calendar day is a Saturday, Sunday or legal public holiday) after the date of substantial compliance by the parties with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Cubist. In practice, complying with a request for additional information or material can take a significant amount of time. Expiration or termination of the applicable waiting period under the HSR Act is a condition to our obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

        The Merger will not require an additional filing under the HSR Act if Cubist owns 50% or more of the outstanding Shares at the time of the Merger or the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

        The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Cubist's proposed acquisition of Trius. At any time before or after our acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by us or the divestiture of substantial assets of Trius or its subsidiaries or Cubist or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Securityholder Litigation

        On August 1, 2013, a lawsuit was filed in the Superior Court of California, County of San Diego against Trius, and each member of Trius' board of directors, Cubist and us. The action was brought by Michael Bemis, who claims to be a stockholder of Trius, on his own behalf, and seeks certification as a class action on behalf of all of Trius' stockholders. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to Trius' stockholders in connection with the Offer and the Merger. The complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger has been consummated prior to the court's entry of final judgment, rescinding the Offer and the Merger. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys' and experts' fees and expenses.

        On August 6, 2013, a lawsuit was filed in the Superior Court of California, County of San Diego against Trius, and each member of Trius' board of directors, Cubist and us. The action was brought by Phillip Hurst, who claims to be a stockholder of Trius, on his own behalf, and seeks certification as a class action on behalf of all of Trius' stockholders. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to Trius' stockholders in connection with the Offer and the Merger. The complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger has been consummated prior to the court's entry of final judgment, rescinding the Offer and the Merger. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys' and experts' fees and expenses.

        On August 7, 2013, a lawsuit was filed in the Superior Court of California, County of San Diego against Trius, and each member of Trius' board of directors, Cubist and us. The action was brought by Joel Collins, who claims to be a stockholder of Trius, on his own behalf, and seeks certification as a class action on behalf of all of Trius' stockholders. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to Trius' stockholders in connection with the Offer and the Merger. The complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger has been consummated prior to the court's entry of final judgment, rescinding the Offer and the Merger. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys' and experts' fees and expenses.

        On August 7, 2013, a lawsuit was filed in the Superior Court of California, County of San Diego against Trius, and each member of Trius' board of directors, Cubist and us. The action was brought by Frank Frazzano, who claims to be a stockholder of Trius, on his own behalf, and seeks certification as a class action on behalf of all of Trius' stockholders. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to Trius' stockholders in connection with the Offer and the Merger. The complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger has been consummated prior to the court's entry of final judgment, rescinding the Offer and the Merger. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys' and experts' fees and expenses.

        On August 9, 2013, a lawsuit was filed in the Superior Court of California, County of San Diego against Trius, and each member of Trius' board of directors, Cubist and us. The action was brought by William Cast, who claims to be a stockholder of Trius, on his own behalf, and seeks certification as a class action on behalf of all of Trius' stockholders. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to Trius' stockholders in connection with the Offer and the Merger. The complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger has been consummated prior to the court's entry of final judgment, rescinding the Offer and the Merger. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys' and experts' fees and expenses.

        On August 9, 2013, a lawsuit was filed in the Superior Court of California, County of San Diego against Trius, and each member of Trius' board of directors, Cubist and us. The action was brought by David Greenwald, who claims to be a stockholder of Trius, on his own behalf, and seeks certification as a class action on behalf of all of Trius' stockholders. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to Trius' stockholders in connection with the Offer and the Merger. The complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger has been consummated prior to the court's entry of final judgment, rescinding the Offer and the Merger. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys' and experts' fees and expenses.

        On August 9, 2013, a lawsuit was filed in the Court of Chancery of the State of Delaware against Trius, and each member of Trius' board of directors, Cubist and us. The action was brought by David Beidler, who claims to be a stockholder of Trius, on his own behalf, and seeks certification as a class action on behalf of all of Trius' stockholders. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to Trius' stockholders in connection with the Offer and the Merger. The complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger has been consummated prior to the court's entry of final judgment, rescinding the Offer and the Merger. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys' and experts' fees and expenses.

        On August 12, 2013, a lawsuit was filed in the Superior Court of California, County of San Diego against Trius, and each member of Trius' board of directors, Cubist and us. The action was brought by Shawn McPherson, who claims to be a stockholder of Trius, on his own behalf, and seeks certification as a class action on behalf of all of Trius' stockholders. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to Trius' stockholders in connection with the Offer and the Merger. The complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger has been consummated prior to the court's entry of final judgment, rescinding the Offer and the Merger. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys' and experts' fees and expenses.

16.   Fees and Expenses

        We and Cubist have retained MacKenzie Partners, Inc. to act as the Information Agent, Computershare Trust Company, N.A. to serve as the Depositary and Broadridge Corporate Issuer Solutions, Inc. to act as the rights agent in connection with the Offer. The Information Agent, the Depositary and the Rights Agent each will receive reasonable and customary compensation for their services and be reimbursed for certain reasonable out-of-pocket expenses. Cubist will indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

        Except as set forth above, neither we nor Cubist will pay any other fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by us upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.   Miscellaneous

        We are not aware of any jurisdiction where the making of this Offer is not in compliance with applicable law.

        Neither we nor Cubist has authorized any person to give any information or to make any representation on behalf of Cubist or us not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

        We and Cubist have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Trius will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Sections 8 and 9 of this Offer to Purchase.

August 13, 2013	BRGO CORPORATION

 ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF CUBIST AND PURCHASER

        The name, business address, present principal occupation and material employment history during the past five years of each of the directors and executive officers of Cubist and Purchaser are set forth below. Unless otherwise indicated, each director and officer has been so employed in excess of five years and is a citizen of the United States of America. Directors are noted with an asterisk.

Cubist Directors and Executive Officers:

Name and Business Address	Present Principal Occupation	Name and Address of Corporation or Other Organization (if different from the address provided in Column 1)
*Michael W. Bonney Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	Chief Executive Officer and Director of Cubist Pharmaceuticals, Inc.
Robert J. Perez, MBA Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	President and Chief Operating Officer of Cubist Pharmaceuticals, Inc.
Steven C. Gilman, Ph.D. Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	Executive Vice President, Research & Development and Chief Scientific Officer of Cubist Pharmaceuticals, Inc.
Thomas DesRosier, J.D. Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	Senior Vice President, Chief Legal Officer, General Counsel and Secretary of Cubist Pharmaceuticals, Inc.
Gregory Stea Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	Senior Vice President, Commercial Operations of Cubist Pharmaceuticals, Inc.
Michael Tomsicek, MBA Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	Senior Vice President and Chief Financial Officer of Cubist Pharmaceuticals, Inc.
Patrick Vink, M.D.(1) Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	Senior Vice President and General Manager of International Business of Cubist Pharmaceuticals, Inc.
*Kenneth M. Bate, MBA Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	Independent Consultant
*Mark H. Corrigan, M.D.(2)	President and Chief Executive Officer of Zalicus Inc.	Zalicus Inc. 245 First St. Cambridge, MA 02142

A1-1

Name and Business Address	Present Principal Occupation	Name and Address of Corporation or Other Organization (if different from the address provided in Column 1)
*Jane Henney, M.D. Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	n/a
*Nancy J. Hutson, Ph.D. Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	n/a
*Alison Lawton	Chief Operating Officer of OvaScience, Inc.	OvaScience, Inc. 215 First St # 240 Cambridge, MA 02142
*Leon O. Moulder, Jr., MBA	Chief Executive Officer of TESARO, Inc.	TESARO, Inc. 1000 Winter Street Suite #3300 Waltham, MA 02451
*Martin Rosenberg, Ph.D.	Chief Scientific Officer of Promega Corporation	Promega Corporation 2800 Woods Hollow Road Madison, WI 53711
*J. Matthew Singleton, MBA, CPA Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	n/a
*Martin H. Soeters(3)	President of Novo Nordisk Europe A/S	Novo Nordisk, Inc. Region Europe A/S Thurgauerstrasse 36/38 CH-8050 Zurich Switzerland
*Michael B. Wood, M.D. Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	Orthopedic Surgeon and retired President-emeritus of the Mayo Foundation and Professor of Orthopedic Surgery at the Mayo Clinic School of Medicine	Mayo Clinic 200 First Street SW Rochester, MN 55905

(1)
Mr. Vink is a citizen of the Netherlands.

(2)
Dr. Corrigan is a citizen of the United States, Ireland and Switzerland.

(3)
Mr. Soeters is a citizen of the Netherlands.

        Mr. Bonney has served as Cubist's Chief Executive Officer and as a member of the Board of Directors since June 2003. From 2003 to 2012, Mr. Bonney served as Cubist's President and Chief Executive Officer. From January 2002 to June 2003, he served as Cubist's President and Chief Operating Officer. Mr. Bonney is a director of NPS Pharmaceuticals, Inc., a public pharmaceutical company. He is a trustee of the H&Q life sciences and healthcare funds, both publicly traded investment funds, and Chair of the Bates College Board of Trustees. Mr. Bonney is also a board member of the Pharmaceutical Research and Manufacturers of America, or PhRMA, a non-profit pharmaceutical trade organization, and is a former board member of the Biotechnology Industry Organization, or BIO, Health Section Governing Body, a non-profit biotechnology trade organization.

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        Mr. Perez has served as Cubist's President and Chief Operating Officer since July 2012. From 2007 to 2012, Mr. Perez served as Cubist's Executive Vice President and Chief Operating Officer. Prior to this, he was Cubist's Senior Vice President, Commercial Operations from 2004 to 2007. From August 2003 to July 2004, he served as Cubist's Senior Vice President, Sales and Marketing. Mr. Perez serves on the Board of Directors of AMAG Pharmaceuticals, Inc., a public pharmaceutical company. Mr. Perez is a member of the Board of Advisors of the Citizen School of Massachusetts, a director of the Biomedical Science Careers Program, and a member of the Board of Trustees of The Dana Farber Cancer Institute. Mr. Perez served on the Board of Directors of EPIX Pharmaceuticals, Inc., a public biopharmaceutical company, from 2006 to 2009.

        Dr. Gilman has served as Cubist's Executive Vice President, Research & Development and Chief Scientific Officer since September 2010. Prior to this, he served as Cubist's Senior Vice President, Discovery & Nonclinical Development and Chief Scientific Officer from February 2008 to September 2010. From April 2007 until February 2008, Dr. Gilman served as Chairman of the Board of Directors and Chief Executive Officer of ActivBiotics, Inc., or ActivBiotics, a privately-held biopharmaceutical company. From March 2004 to April 2007, he served as President, Chief Executive Officer, and a member of the Board of Directors of ActivBiotics. Dr. Gilman serves on the boards of directors of the Massachusetts Biotechnology Council and Inhibikase Therapeutics, Inc., a privately-held biotechnology company, and on the Pennsylvania State University Biotechnology Advisory Board.

        Mr. DesRosier has served as Cubist's Senior Vice President, Chief Legal Officer, General Counsel and Secretary since March 2013. Prior to joining Cubist, he served as Senior Vice President, General Counsel North America of Sanofi, a global biopharmaceutical company, a position he assumed following the acquisition by Sanofi of Genzyme Corporation, a global biopharmaceutical company, in 2011. Prior to that, he served as Chief Legal Officer of Genzyme from 2008 to 2011 and Senior Vice President and General Counsel of Genzyme from 2002 to 2008. Mr. DesRosier joined Genzyme in 1999 as Senior Vice President and Chief Intellectual Property Counsel.

        Mr. Stea has served as Cubist's Senior Vice President, Commercial Operations since February 2009. Prior to that, he served as Cubist's Vice President, Sales and Marketing from September 2007 to February 2009. Previously, Mr. Stea served as Cubist's Vice President, Sales from July 2005 to August 2007.

        Mr. Tomsicek has served as Cubist's Senior Vice President and Chief Financial Officer since March 2013. He served as Cubist's Senior Vice President and Deputy Chief Financial Officer from July 2012 to March 2013. From August 2010 to July 2012, Mr. Tomsicek was Cubist's Vice President, Corporate Finance and Treasurer. Before joining Cubist, Mr. Tomsicek served for eight years holding roles of increasing responsibility within the Healthcare unit of General Electric, or GE, a public global infrastructure and financial services company. His service at GE culminated in his role first as Chief Financial Officer of the Diagnostic Ultrasound business and finally Chief Financial Officer of the Global Ultrasound product group. Prior to that, Mr. Tomsicek was Manufacturing Finance Manager for the GE Healthcare Monitoring Systems business and was selected for and completed the GE Experienced Financial Leadership Program. Mr. Tomsicek also held various advancing roles in financial planning and channel management over seven years in the Automotive division of Motorola, then a public global telecommunications company.

        Dr. Vink has served as Cubist's Senior Vice President and General Manager of International Business since September 2012. Prior to that, Dr. Vink served as Senior Vice President, Global Head of Hospital Business and Global Head of Biologics for Mylan Inc., or Mylan, a public pharmaceuticals company, where he coordinated all hospital business of the company. He joined Mylan in 2008, and established the company's operations in Switzerland, which was the basis of a number of global functions. Prior to joining Mylan, Dr. Vink held several leadership positions across the pharmaceutical industry, including Head of Business Franchise Biopharmaceuticals for Sandoz, a generic pharmaceuticals division of Novartis, a public global pharmaceutical company, Director, Central Europe and Vice President International Sales for Biogen, and Head of Worldwide Marketing, Cardiovascular and Thrombosis for Sanofi-Synthelabo, a global healthcare company.

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        Mr. Bate has served as one of Cubist's directors since June 2003 and became Cubist's non-executive Chair in March 2011 after serving as lead director since June 2006. Mr. Bate is currently an independent consultant. From May 2009 until January 2011, Mr. Bate was the President and Chief Executive Officer of Archemix Corp., a privately-held biotechnology company. From January 2007 to April 2009, Mr. Bate was President and Chief Executive Officer of NitroMed, Inc., or NitroMed, a public pharmaceutical company. From March 2006 until January 2007, Mr. Bate was Chief Operating Officer and Chief Financial Officer of NitroMed. From January 2005 to March 2006, Mr. Bate was employed at JSB Partners, a firm that provided banking and advisory services to biopharmaceutical companies, which he co-founded. From 2002 to January 2005, Mr. Bate was head of commercial operations and Chief Financial Officer at Millennium Pharmaceuticals, Inc., a public biopharmaceutical company. Mr. Bate is a director of two other public biopharmaceutical companies, AVEO Pharmaceuticals, Inc. and BioMarin Pharmaceuticals, Inc. Mr. Bate also serves on the Board of Directors of TransMedics, Inc., a privately-held medical device company. During the last five years, Mr. Bate served as a director of NitroMed and Coley Pharmaceutical Group, Inc., a biopharmaceutical company, which was a public company during the period of Mr. Bate's service.

        Dr. Corrigan has served as one of Cubist's directors since June 2008. Since January 2010, Dr. Corrigan has served as President and Chief Executive Officer of Zalicus Inc. (formerly known as CombinatoRx, Incorporated), or Zalicus, a public biopharmaceutical company. He is also a member of the Board of Directors of Zalicus. From April 2003 to December 2009, Dr. Corrigan was Executive Vice President, Research and Development at Sepracor, Inc., a public pharmaceutical company.

        Dr. Henney has served as one of Cubist's directors since March 2012. Dr. Henney was a Professor of Medicine at the University of Cincinnati College of Medicine from January 2008 to January 2013. In addition to serving as a Professor of Medicine, Dr. Henney also served as Senior Vice President and Provost of the University of Cincinnati's Academic Health Center from 2003 to 2008. Dr. Henney has been a director of two public global healthcare companies, AmerisourceBergen Corporation, or AmerisourceBergen, since January 2002, and CIGNA Corporation, or CIGNA, since 2004. Dr. Henney served as a director of AstraZeneca PLC, or AstraZeneca, a public biopharmaceutical company from September 2001 until April 2011.

        Dr. Hutson has served as one of Cubist's directors since June 2008. Dr. Hutson retired from Pfizer Inc., or Pfizer, a global biopharmaceutical company, in 2006 after spending 25 years in various research and leadership positions, most recently serving as Senior Vice President, Pfizer Global Research and Development and Director of Pfizer's pharmaceutical R&D site, known as Groton/New London Laboratories. Dr. Hutson is also a director at Endo Health Solutions, Inc., a public healthcare solutions company, and BioCryst Pharmaceuticals, Inc., a public biotechnology company.

        Ms. Lawton has served as one of Cubist's directors since February 2012. In January 2013 Ms. Lawton was appointed Chief Operating Officer of OvaScience, Inc., a public life sciences company. From 1991 to 2013, Ms. Lawton worked at various positions of increasing responsibility at Genzyme Corporation, or Genzyme, and subsequently at Sanofi-Aventis, following its 2011 acquisition of Genzyme, each a global biopharmaceutical company. Ms. Lawton served as head of Genzyme Biosurgery, where she was responsible for Genzyme's global orthopedics, surgical and cell therapy and regenerative medicine businesses. Prior to that, Ms. Lawton oversaw Global Market Access at Genzyme, which included Regulatory Affairs, Global Health Outcomes and Strategic Pricing, Global Public Policy, and Global Product Safety & Risk Management. Before joining Genzyme, Ms. Lawton worked for seven years in the United Kingdom at Parke-Davis, a pharmaceutical company. Ms. Lawton serves on the board of directors of Verastem, Inc., a public biopharmaceutical company.

        Mr. Moulder has served as one of Cubist's directors since February 2010. Since June 2010, Mr. Moulder has served as Chief Executive Officer of TESARO, Inc., or TESARO, a public biopharmaceutical company. From April 2009 to January 2010, Mr. Moulder served as Vice Chairman,

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President and Chief Executive Officer of Abraxis BioScience, Inc., or Abraxis, a public biotechnology company, and as President and Chief Executive Officer of Abraxis's wholly-owned operating subsidiary, Abraxis BioScience, LLC and the Abraxis Oncology division. Before that, Mr. Moulder served as Vice Chairman of Eisai Corporation of North America, or Eisai, a pharmaceutical company and wholly-owned subsidiary of Eisai Co., Ltd., a public healthcare company, from January 2008 until January 2009, after Eisai acquired MGI PHARMA, Inc., a public biopharmaceutical company, where he had served as President and Chief Executive Officer since May 2003. Mr. Moulder serves on the board of directors of Trevena, Inc., a privately-held biotechnology company. Mr. Moulder also serves on the Board of Trustees of Temple University as well as the Board of Visitors of the Temple University School of Pharmacy.

        Dr. Rosenberg has served as one of Cubist's directors since March 2005. Since 2003, Dr. Rosenberg has been the Chief Scientific Officer of Promega Corporation, or Promega, a privately-held company providing services to the life sciences industry. Dr. Rosenberg is a director of Promega and Scarab Genomics L.L.C., a privately-held biotechnology company. He also served for five years as a member of the Advisory Council for the National Institutes of Allergy & Infectious Diseases at the National Institutes of Health.

        Mr. Singleton has served as one of Cubist's directors since June 2003. In October 2011, Mr. Singleton retired from his position as Executive Vice President and Chief Financial Officer of CitationAir (formerly CitationShares LLC), a privately-held jet services company and wholly-owned subsidiary of Cessna Aircraft Company, which is owned by Textron Inc., a public industrial conglomerate. He had served in this position since 2000. During the last five years, Mr. Singleton has served as a director of Salomon Reinvestment Company Inc., a privately-held investment services company.

        Mr. Soeters has served as one of Cubist's directors since September 2006. Since 1980, Mr. Soeters has worked at Novo Nordisk, a public global healthcare company located in Copenhagen, Denmark. Since 2008, Mr. Soeters has served as President of Novo Nordisk Europe A/S. From 2000 to 2007, Mr. Soeters served as President, North America and Senior Vice President of Novo Nordisk, Inc. He is also a member of the European Federation of Pharmaceuticals Industries and Associations (EFPIA) Heads of Europe, or EFPIA, a European pharmaceutical trade organization. During the last five years, Mr. Soeters has served as a director of Pharmacopeia, Inc., a public biopharmaceutical company.

        Dr. Wood has served as one of Cubist's directors since March 2005. Dr. Wood is currently an Orthopedic Surgeon and retired President-emeritus of the Mayo Foundation, a non-profit organization, and Professor of Orthopedic Surgery at the Mayo Clinic School of Medicine. He was previously Chief Executive Officer of the Mayo Foundation from 1999 until 2003. Dr. Wood is a director of Singapore Health Services, an integrated health system in Singapore, STERIS Corporation, a public medical device company, and Helix Medical LLC, a privately-held healthcare-related company.

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 Purchaser Directors and Executive Officers:

Name and Business Address	Present Principal Occupation	Name and Address of Corporation or Other Organization (if different from the address provided in Column 1)
*Michael W. Bonney Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	Chief Executive Officer and Director of Cubist Pharmaceuticals, Inc.; President and director of BRGO Corporation
*Thomas DesRosier, J.D. Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	Senior Vice President, Chief Legal Officer, General Counsel and Secretary of Cubist Pharmaceuticals, Inc.; Secretary and director of BRGO Corporation
*Michael Tomsicek, MBA Cubist Pharmaceuticals, Inc. 65 Hayden Ave Lexington, MA 02421	Senior Vice President and Chief Financial Officer of Cubist Pharmaceuticals, Inc.; Treasurer and director of BRGO Corporation

        Mr. Bonney has served as President and a director of Purchaser since its formation in July 2013. Please see "Cubist's Directors and Executive Officers" above for additional information about Mr. Bonney.

        Mr. DesRosier—has served as Secretary and a director of Purchaser since its formation in July 2013. Please see "Cubist's Directors and Executive Officers" above for additional information about Mr. DesRosier.

        Mr. Tomsicek has served as Treasurer and a director of Purchaser since its formation in July 2013. Please see "Cubist's Directors and Executive Officers" above for additional information about Mr. Tomsicek.

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 ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

RIGHTS OF APPRAISAL

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the Surviving Corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior

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  to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such

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  demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to

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the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for

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an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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        The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Trius or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below.

The Depositary for the Offer to Purchase is:

By Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Overnight Courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

        Any questions, requests for assistance or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
(800) 322-2885 (Call Toll-Free)
Email: tenderoffer@mackenziepartners.com

QuickLinks

  Exhibit (a)(1)(A)
IMPORTANT
TABLE OF CONTENTS
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER
  ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF CUBIST AND PURCHASER
Cubist Directors and Executive Officers
Purchaser Directors and Executive Officers
  ANNEX II
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL
The Depositary for the Offer to Purchase is
The Information Agent for the Offer is